7/8

[redacted]

08003678

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Maxx Financial Corp.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 10 2008
THOMSON REUTERS

FILE NO. 82- 34941

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 2/8/08

ANNUAL REPORT

For the year ended: December 31, 2007

RECEIVED

2008 JUL -8 A 6:02

12-31-07
AR/S

MASS FINANCIAL CORP.

SUPPL

(Company's registered name)

8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong SAR, China

(Address of office)

Barbados

(Jurisdiction of incorporation or organization)

The following is a discussion and analysis of our financial condition and results of operations for the year ended December 31, 2007. The audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards, which include International Accounting Standards and Interpretations adopted by the International Accounting Standards Board. The dollar amounts are stated in United States dollars (except as otherwise indicated).

Disclaimer for Forward-Looking Information

Certain statements in this annual report are forward-looking statements, which reflect our management's expectations regarding our future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits we will obtain from them. These forward-looking statements reflect management's current views, are based on certain assumptions, and speak only as of December 31, 2007. These assumptions, which include management's current expectations, estimates and assumptions about certain projects and the markets we operate in, the global economic environment, interest rates, exchange rates and our ability to attract and retain customers and to manage assets and operating costs, may prove to be incorrect.

Important factors and risks that might cause our actual results to differ materially from the results contemplated by these forward-looking statements, including those that are contained in the section titled "Risk Factors", are included in this annual report. Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



2.42 -0.01 1.5% -0.03
5.64 -0.07 -0.02% 0.0
2.95 -0.32 -1.58% -0.05
9.13 -0.01 1.32% -0.01
11.61 -0.04 -0.18% 0.0
21.14 -0.05 -1.34% -0.35
26.37 -0.11 -0.54% 0.17
62.20 -0.04 -0.94% -0.67
21.77 -0.01 -0.19%
26.6 0.53 -0.04%
19.59 0.13 0.86%
-0.35 0.6%
0.09 -1.3%
0.46%

TABLE OF CONTENTS

CHAIRMAN'S MESSAGE

The past year marked the second full year for Mass Financial Corp. ("MFC") as an independent merchant banking company. After several years as a subsidiary, we completed our spin-out effective January 31, 2006 to become a merchant banking company specializing in financial services, commodity trading, and medical financing and supply. As part of this restructuring, we redefined our corporate objectives and generated strong results. Our commodities trading business provided a solid foundation for us to pursue international opportunities to enhance our assets and create additional value for our shareholders. Our net income for shareholders in 2007 was $48.5 million, which increased earnings per share by 161% on a diluted basis. This compares with the S&P 500, which returned a gain of 5.5%.

Proprietary portfolio investing is an integral part of our financial service business. Through such investments, we are able to more accurately quantify potential intrinsic value and fine-tune our strategies for realizing this value. The nature and performance of these specialized merchant banking services activities do not lend themselves to evaluation on the basis of normal, structured interval reporting. Consequently, in our reporting to shareholders, we must recognize these activities as proprietary while in progress, and will report our financial performance to our shareholders. We will also do our best to keep our shareholders informed in a timely and material manner.









RESULTS

In summarizing our operating results for the full year 2007, all amounts referred to in this letter are in US dollars and earnings per share amounts are on a diluted basis. For the year ended December 31, 2007, MFC had revenues of $543.9 million, with income before taxes and minority interests of $49.9 million and net income attributed to shareholders of $48.5 million, or $2.09 per share. We ended the year with $183.9 million in cash and cash equivalents, $46.0 million in short-term securities, $315.3 million in current assets and shareholders' equity of $81.6 million. We would be surprised if we were able to duplicate this level of performance in the forthcoming years; however, we will try our hardest.

Contributions to Operating Results

Revenues *(in thousands)*

Commodities and natural resources	$468,421
Fees, interest and dividend	28,760
Proprietary investments	36,214
Joint ventures and equity income	7,493
Other income	3,060
	$543,948

Our merchant banking operations focus on specialized financial services, corporate finance services and advisory services internationally, including consultancy on corporate strategy and structure and mergers and acquisitions. One of MFC's merchant banking activities includes the trading of commodities and natural resources. MFC also commits its own capital to promising enterprises, and invests and otherwise trades to capture investment opportunities for its own account. MFC seeks to invest in businesses or assets whose intrinsic value is not properly reflected in their share price or value. MFC's investing is generally not passive. MFC seeks investments where its financial expertise and management can add or unlock value.

Merchant banking encompasses a broad spectrum of activities related to the integrated combination of banking, trading in commodities and natural resources, financing of commercial trade, and proprietary investing.

Trading of Commodities and Natural Resources

MFC's operations include the trade, principally for its own account, of commodities and natural resources. Such activities include purchasing and selling of such items. To a much lesser extent, MFC also acts as a trading agent for clients. MFC conducts its commodity and natural resources trading primarily through its subsidiaries, which are based in Vienna, Austria.

MFC's trading activities often utilize innovative and sophisticated trading strategies and structures. MFC currently trades with commodity and other producers who are unable to execute sales effectively because of credit or currency issues affecting them or their principal customers. Generally, MFC purchases the underlying commodity and resells it to an end buyer. As a result of MFC's relative financial strength, ability to arrange credit (including letters of credit) and insurance, it is often able to facilitate purchases and sales of commodities with more efficient and effective execution than many producers and customers could on their own.

Commodity producers and end customers often work with us to better manage their internal supply, distribution risk, and currency and capital requirements. In such trading activities, MFC tries to capture and realize various trading, financing and currency spreads. MFC's trading activities have allowed it to develop ongoing relationships with commodity producers, end customers, trade financiers and insurers.

MFC has historically focused its trading activities in Europe. We believe that we have the trade, finance and insurance infrastructure necessary to support the purchase and sale of commodities and natural resources in Central and Eastern Europe and Asia. The location of MFC's trading professionals permits us effectively to pursue trading opportunities in Europe and Asia, in particular, to participate in trade flows.

MFC broadened its trading line to include non-ferrous metals, plastics, chemicals and iron ore. Almost 60% of our trading revenues are derived from term marketing and distribution agreements for non-ferrous and other metals. The investments we make in commodity producers are part of our proprietary investing strategy.



Medical Financing and Supplies

We finance joint ventures through our Shanghai-based subsidiary and provide medical equipment and supplies. This has served as MFC's platform of business activities in China.

Our primary business is the operation of technically advanced eye care centers through cooperative joint ventures with government-controlled hospitals in China. Under such cooperative joint venture agreements, the hospitals provide the necessary space and medical staff to operate the centers, and we provide the centers with specialized medical equipment and supplies, training and supervision with respect to certain surgical procedures, marketing expertise and management services. We generally retain ownership of the equipment we supply to the centers during the term of the agreements

We also sell and service specialized medical equipment and certain ophthalmic and aesthetic medical supplies.

REPORTING

MFC does not issue financial reports quarterly as the company believes this is unproductive. MFC does, however, adhere to the rule that if a major material transaction occurs it will be disclosed immediately.

INCOME TAX

MFC is a company organized under the laws of Barbados and is licensed as an "international business company" under the Barbados *International Business Companies Act, 1991* (as amended). As an international business company MFC is subject to Barbados income tax at regressive rates ranging from 2.5% to 1%; such rates being 2.5% on all profits and gains up to Barbados dollars ("Bds") $10 million, 2% on all profits and gains exceeding Bds$10 million but not exceeding Bds$20 million, 1.5% on all profits and gains exceeding Bds$20 million but not exceeding Bds$30 million and 1% on all profits and gains in excess of Bds$30 million. Barbados does not levy any form of tax on capital gains, nor does it subject MFC to tax on earnings of foreign corporations in which MFC has an equity interest. As at December 31, 2007, Bds$2 approximated $1.

SUMMARY

Our company should not be scrutinized in terms of its price-to-earnings multiple. The growth of our asset base and net worth are the only true valuation measures. Below is a table of our key valuation metrics including book value per share, from the date of our inception in 2005 to December 31, 2007.

Contributions to Operating Results

(U.S. Dollars in Thousands Except for Per Share Amounts)

	2007	2006	2005 *(Unaudited)*
Cash	$183,903	$99,078	$26,185
Securities, current	45,984	36,787	2,880
Current Assets	315,256	195,462	82,599
Total Assets	355,576	230,437	109,255
Current Liabilities	143,324	91,280	39,421
Working Capital	171,932	104,182	43,178
Long-Term Debt, less current portion	28,068	4,710	869
Debt - Preferred Shares	91,956*	77,976*	67,058*
Total Liabilities	272,859	183,491	107,348
Common Stock	2,591	2,591	1
Shareholders' Equity	81,583	45,131	1**
Equity Per Common Share	4.79	2.65	0

* *On our opening balance sheet of 2005, preferred shares are denominated in Canadian dollars; as a result their increase in value is attributable to the appreciation of the Canadian dollar.*

** *The net assets or value purchased in 2005 was with the total issuance of the debt - preferred shares. An independent valuation of the common shares at the time of our independence and spin-off was in the range of $0.50 to $0.76 per share, approximately US$9 million. At that time valuation looked at the common shares as a warrant value on the capital that may be made on the preferred shares in the future in excess of the stated dividend.*

FINANCIAL HIGHLIGHTS

Our prime objective is simply to do good business. Given our liquid resources, we are well positioned to take advantage of opportunities arising from this global market downturn. These are interesting times for business opportunities but we must maintain our financial discipline.

Looking Ahead

In our businesses, we have found passionate people who manage their respective areas most competitively. This has always been the policy for the company, but we must admit we have been very lucky in the level of capability exhibited by our people. In making the company successful, we try to award our managers and operators most generously while providing them with the level of freedom and respect needed to fully accommodate their ambitions.

Going forward, MFC will utilize its strong foundation of financial services, resources and strategic network of operating businesses to vigorously pursue international opportunities for future growth. We will continue to manage our business activities for the long term, investing on the basis of our traditional disciplined approach while paying particular attention to the potential value to be realized by applying our financial expertise.

I would like to thank our shareholders for their support in this year and look forward to continued expansion and growth in the value of our assets.

Respectfully Submitted,

Michael Smith

Chairman

IMPORTANT RISK FACTORS

We may face a lack of suitable acquisition or merger or other proprietary investment candidates, which may limit our growth.

In order to grow our business, we may seek to acquire or merge with or invest or make proprietary investments in new companies or opportunities. Our failure to make acquisitions or investments may limit our growth. In pursuing acquisition and investment opportunities, we may be in competition with other companies having similar growth and investment strategies. Competition for these acquisitions or investment targets could result in increased acquisition or investment prices and a diminished pool of businesses, services or products available for acquisition or investment.

We are subject to transaction risks that may have a material adverse effect on our business, results of operations, financial condition and cash flow.

We manage transaction risks through allocating and monitoring our capital investments in circumstances where the risk to our capital is minimal, carefully screening clients and transactions, and engaging qualified personnel to manage transactions. Nevertheless, transaction risks can arise from, among other things, our merchant banking, finance and advisory services, trading and proprietary investing activities. These risks include market and credit risks associated with our role in providing advisory services. We intend to make investments in highly unstructured situations and in companies undergoing severe financial distress. Such investments often involve severe time constraints. These investments may expose us to significant transaction risks. An unsuccessful investment may result in the total loss of such an investment and may have a material adverse effect on our business, results of operations, financial condition and cash flow.

We may substantially increase our debt in the future.

We expect that it may be necessary for us to obtain financing with a bank or financial institution to provide funds for working capital, capital purchases, potential acquisitions and business development. However, because of our cash flow position, we do not expect that we will have any immediate need to obtain additional financing. Interest costs associated with any debt financing may adversely affect our profitability. Further, the terms on which amounts may be borrowed – including standard financial covenants regarding the maintenance of financial ratios and the prohibition against engaging in major corporate transactions or reorganizations and the payment of dividends – may impose additional constraints on our business operations and our financial strength.

We are exposed to the risk that parties owing us money, securities or other assets or that have contracted with us for the delivery of products and/or services will not perform their obligations and as a result, our business, results of operations, financial condition and cash flow could be adversely affected.

We manage credit risk on an individual transaction, counterparty level and on a portfolio basis. Credit limits for clients and counterparties are established by credit officers and management with knowledge of the clients' creditworthiness. In addition, we have policies and limitations with respect to our securities lending practices. Our management also reviews and monitors exposure concentrations at a portfolio level. Nevertheless, we are exposed to the risk that parties owing us or our clients, clearing agents, exchanges and other financial intermediaries may default on their obligations to our company due to bankruptcy, lack of liquidity, operational failure or other reasons. These counterparty obligations may arise, for example, from placing money market deposits, the extension of credit in trading and investment activities, and participation in payment, securities and commodity trading transactions on our behalf and as an agent on behalf of our clients. If any of these parties defaults on their obligations, our business, results of operations, financial condition and cash flow could be adversely affected.

We are exposed to the risk of a market downturn that could lead to a decline in the number and size of the transactions that we execute for our clients.

As a merchant banking company, our business is materially affected by conditions in the financial markets and economic conditions generally. In the event of a market downturn, our business, results of operations and financial condition could be adversely affected. A market downturn could lead to a decline in the number and size of the transactions that we execute for our clients, including transactions in which we provide financial advisory and other services, and to a corresponding decline in the revenues we receive from fees. A downturn in any market could further result in losses to the extent that we own assets in such market. Conversely, to the extent that we have sold assets we do not own in any market, an upturn in such market could expose us to potentially unlimited losses as we attempt to cover our short positions by acquiring assets in a rising market. Revenues from certain of our proprietary investments may be significantly affected by changes in prices for commodities. The prices for these commodities can fluctuate widely as a result of various factors beyond our control such as supply and demand, exchange rates, inflation, changes in global economics, and political, social and other factors. Our ability, therefore, to maintain or develop revenues or realize upon such investments may be adversely affected by a sustained material reduction in the price of such materials. Even in the absence of a market downturn, we are exposed to substantial risk of loss due to market volatility.

We are exposed to political, economic, legal, operational and other risks as a result of our global operations that could negatively affect our business, and our results of operations, financial condition and cash flow could be adversely affected.

In conducting our business in major markets around the world, we are subject to political, economic, legal, operational and other risks that are inherent in operating in other countries. These risks range from difficulties in settling transactions in emerging markets to possible nationalization, expropriation, price controls and other restrictive governmental actions, and terrorism. We also face the risk that exchange controls or similar restrictions imposed by foreign governmental authorities may restrict our ability to convert local currency received or held by us in their countries into Swiss francs, Canadian dollars, US dollars, Euros or other hard currencies, or to take those other currencies out of those countries. If any of these risks become a reality, our business, results of operations, financial condition and cash flow could be negatively impacted.

Fluctuations in interest rates and foreign currency exchange rates may affect our results of operations and financial condition.

Fluctuations in interest rates may affect the fair value of our financial instruments sensitive to interest rates. An increase in market interest rates may decrease the fair value of our fixed interest rate financial instrument assets and a decrease in market interest rates may decrease the fair value of our fixed interest rate financial instrument liabilities, thereby resulting in a reduction in the fair value of our equity. Similarly, fluctuations in foreign currency exchange rates may affect the fair value of our financial instruments sensitive to foreign currency exchange rates.

Our risk management strategies leave us exposed to unidentified or unanticipated risks that could impact our risk management strategies in the future and could negatively affect our results of operation and financial condition.

We use a variety of instruments and strategies to manage exposure to various types of risks. For example, we use derivative foreign exchange contracts to manage our exposure and our clients' exposure to foreign currency exchange rate risks. If any of the variety of instruments and strategies we utilize to manage our exposure to various types of risk are not effective, we may incur losses. Many of our strategies are based on historical trading patterns and correlations. However, these strategies may not be fully effective in mitigating our risk exposure in all market environments or against all types of risk. Unexpected market developments may affect our risk management strategies during this time, and unanticipated developments could impact our risk management strategies in the future.

Our competitors include firms traditionally engaged in financial services such as banks, broker-dealers and investment dealers, along with other companies offering financial services such as insurance companies, mutual fund groups, merchant banks and trading and trade finance companies. An increase in competition may lead us to become involved in transactions with more risk.

We conduct our business in a global environment that is highly competitive and unpredictable. Many of our competitors are national or international companies with far greater resources, capital and access to information than we have. Competition includes firms traditionally engaged in financial services such as banks, broker-dealers and investment dealers, along with other companies offering financial services such as insurance companies, mutual fund groups, merchant banks and trading and trade finance companies. Increased competition may lead us to become involved in transactions with more risk.

We are exposed to legal risks in our business that are often difficult to assess or quantify. We anticipate that we will incur significant legal expenses every year in defending against litigation.

We are exposed to legal risks in our business and the volume and amount of damages claimed in litigation against financial intermediaries are increasing. These risks include potential liability under securities or other laws for materially false or misleading statements made in connection with securities and other transactions, potential liability for advice we provide to participants in corporate transactions and disputes over the terms and conditions of complex trading arrangements. We also face the possibility that counterparties in complex or risky trading transactions will claim that we improperly failed to tell them of the risks involved or that they were not authorized or permitted to enter into such transactions with us and that their obligations to us are not enforceable. During a prolonged market downturn, we expect these types of claims to increase. We are also exposed to legal risks in our proprietary investing activities. We seek to invest in undervalued businesses or assets often as a result of financial, legal, regulatory or other distress affecting them. Investing in distressed businesses and assets can involve us in complex legal issues relating to priorities, claims and other rights of stakeholders. These risks are often difficult to assess or quantify and their existence and magnitude often remains unknown for substantial periods of time. We may incur significant legal expenses in defending against litigation involved with any of these risks.

RSM Hemmelrath

RSM Hemmelrath GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

Maximilianstraße 35
80539 München

Tel. (+49-89) 2 16 36-0
Fax (+49-89) 2 16 36-1 33

AUDITORS REPORT

To The Board of Directors and Shareholders
Mass Financial Corp., Barbados

We have audited the accompanying consolidated balance sheet of Mass Financial Corp., organized under the law of Barbados, with an address at Unit 803, Dina House, Ruttonjee Centre, Duddell Street, Central Hong Kong SAR, China, and Subsidiaries as of December 31, 2007 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended and a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the consolidated financial statements give a true a fair view in all material respects, the financial position of Mass Financial Corp. and Subsidiaries as of December 31, 2007, and the results of their operations and their cash flows for the year then ended, in accordance with generally accepted International Financial Reporting Standards (IFRS) which include International Accounting Standards (IAS) and Interpretations adopted by the International Accounting Standards Board.

Munich, Germany
April 22, 2008

RSM Hemmelrath GmbH
Wirtschaftsprüfungsgesellschaft
Steuerberatungsgesellschaft

/s/ Zelger
Zelger
Wirtschaftsprüfer

/s/ Fischer
Fischer
Wirtschaftsprüfer

MASS FINANCIAL CORP.

CONSOLIDATED BALANCE SHEETS
December 31, 2007 and 2006
(U.S. Dollars in Thousands)

	Note	2007	2006
ASSETS			
Current Assets			
Cash and cash equivalents		$183,903	$ 99,078
Securities	2	45,984	36,787
Loans	3	1,992	7,587
Trade and other receivables	4	37,053	28,587
Inventories	5	43,907	21,764
Real estate held for sale	6	—	597
Tax receivables	7	1,051	656
Prepaid and other		1,366	406
Total current assets		315,256	195,462
Non-current Assets Securities	8	5,989	3,403
Securities, restricted	9	9,357	9,357
Loans	3	11,869	—
Receivables	10	972	625
Property, plant and equipment	11	992	469
Goodwill	12	4,754	4,257
Deferred tax assets		368	318
Equity method investments	13	6,019	16,546
Total non-current assets		40,320	34,975
		$355,576	$230,437
LIABILITIES			
Current Liabilities			
Financial liabilities	14	$ 85,185	$ 53,000
Trade and other payables and accrued expenses	15	56,716	36,879
Income tax liabilities		1,423	1,201
Long-term debt, current portion	16	—	200
Total current liabilities		143,324	91,280
Long-term Liabilities			
Long-term debt, less current portion	16	28,068	4,710
Financial liabilities	17	9,357	9,357
Deferred tax liabilities		154	168
Liabilities, preferred shares	18	91,956	77,976
Total long-term liabilities		129,535	92,211
Total Liabilities		272,859	183,491
EQUITY			
Shareholders' equity			
Common stock	19	2,591	2,591
Equity component of convertible debt	16	1,000	1,000
Other reserves		(11,592)	448
Retained earnings	20	89,584	41,092
Total shareholders' equity		81,583	45,131
Minority interests		1,134	1,815
Total Equity		82,717	46,946
		$355,576	$230,437

The accompanying notes are an integral part of these consolidated financial statements

MASS FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2007 and 2006
(U.S. Dollars in Thousands, Except Per Share Amounts)

	Note	2007	2006
Revenues from sales, services and other	21	$ 540,483	$ 440,660
Share of the results of associates and joint ventures		3,465	1,900
Total revenues		543,948	442,560
Expenses			
Costs of sales		454,051	386,463
General and administrative		21,554	26,816
Interest		15,887	5,313
Other		2,880	769
		494,372	419,361
Operating profit		49,576	23,199
Other items:			
Currency transaction gain		2,212	1,278
Goodwill impairment	12	(1,930)	(9,231)
Profit before income taxes		49,858	15,246
Provision for income taxes	22	(824)	(857)
Profit after taxes		$ 49,034	$ 14,389
Attributable to:			
Shareholders of Mass Financial Corp.		48,492	14,223
Minority interests		542	166
		$ 49,034	$ 14,389
Earnings per share,	23		
- basic		$ 2.85	$ 0.93
- diluted		$ 2.09	$ 0.80
Number of weighted average shares outstanding, basic		17,044,229	15,307,118
Number of weighted average shares outstanding, diluted		23,309,893	18,043,411

The accompanying notes are an integral part of these consolidated financial statements

MASS FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the Years Ended December 31, 2007 and 2006
(U.S. Dollars in Thousands)

	Shareholders' equity							
			Other reserves					
	Common stock	Equity component of convertible debt	Foreign exchange reserve	Available-for-sale fair value reserve	Retained earnings	Total	Minority interests	Total equity
As at December 31, 2005	$ —	$ —	$ —	$ —	$25,470	$25,470	$ 1,907	$27,377
Issuance of convertible bonds	—	1,000	—	—	—	1,000	—	1,000
Issuance of stock	2,591	—	—	—	—	2,591	—	2,591
Amount allocated to a subsidiary disposed of	—	—	—	—	1,056	1,056	—	1,056
Amount allocated to KHD upon deconsolidation	—	—	—	—	343	343	—	343
Net income	—	—	—	—	14,223	14,223	166	14,389
Exchange translation difference	—	—	448	—	—	448	(258)	190
As at December 31, 2006	2,591	1,000	448	—	41,092	45,131	1,815	46,946
Acquisitions and dispositions of subsidiaries, net	—	—	—	—	—	—	(1,238)	(1,238)
Net income	—	—	—	—	48,492	48,492	542	49,034
Dividend from a non-wholly-owned subsidiary	—	—	—	—	—	—	(118)	(118)
Fair value losses taken to equity	—	—	—	(2,567)	—	(2,567)	—	(2,567)
Exchange translation difference	—	—	(9,473)	—	—	(9,473)	133	(9,340)
As at December 31, 2007	$2,591	$1,000	$(9,025)	$(2,567)	$89,584	$81,583	$ 1,134	$82,717

The accompanying notes are an integral part of these consolidated financial statements

MASS FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE
For the Years Ended December 31, 2007 and 2006
(U.S. Dollars in Thousand)

	2007	2006
Net exchange translation differences	$ (9,340)	$ 190
Losses on available-for-sale securities	(2,567)	—
Net income (loss) recognized directly in equity	(11,907)	190
Profit for the year	49,034	14,389
Total recognized income and expense for the year	$ 37,127	$14,579
Attributable to:		
Shareholders of Mass Financial Corp.	$ 36,452	$14,671
Minority interests	675	(92)
	$ 37,127	$14,579

The accompanying notes are an integral part of these consolidated financial statements

MASS FINANCIAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2007 and 2006
(U.S. Dollars in Thousands)

	2007	2006
Cash flows from operating activities		
Profit for the year	$ 49,034	$ 14,389
Adjustments for:		
Amortization and depreciation	284	230
Gains on securities at fair value through profit or loss	(27,150)	(25,263)
(Gains) losses on long-term securities and subsidiaries	(7,534)	5,231
Bad debt expense	3,487	4,005
Goodwill impairment	1,930	9,231
Deferred income taxes	(432)	519
Changes in operating assets and liabilities, net of effects of acquisitions and dispositions		
Short-term securities	3,255	3,633
Trade receivables	(12,392)	(2,673)
Receivables, other	6,518	(1,365)
Inventories	(19,872)	7,161
Real estate held for sale	597	(22)
Trade and other payables and accrued expenses	34,405	(12,517)
Financial liabilities, short-term trading loans	55,975	28,990
Prepaid and other	(928)	(4)
Other	(5,380)	(2,736)
Cash flows provided by operating activities	81,797	28,809
Cash flows from investing activities		
Net decrease (increase) in loans	4,609	(3,695)
Sales of long-term securities, net	2,695	8,694
Purchases of property, plant and equipment, net	(754)	(64)
Purchases of subsidiaries, net of cash acquired	(8,336)	31,387
Distributions from joint ventures, net	3,696	2,305
Cash flows provided by investing activities	1,910	38,627
Cash flows from financing activities		
Net decrease in amounts owed to depositors	(11,673)	(2,696)
Borrowings	2,690	6,275
Debt repayments	(234)	(1,500)
Issuance of common shares	—	2,591
Other	—	(67)
Cash flows (used in) provided by financing activities	(9,217)	4,603
Exchange rate effect on cash and cash equivalents	10,335	822
Increase in cash and cash equivalents	84,825	72,861
Cash and cash equivalents, beginning of period	99,078	26,217
Cash and cash equivalents, end of period	$183,903	$ 99,078

The accompanying notes are an integral part of these consolidated financial statements

Note 1. The Company and summary of significant accounting policies

(a) Corporate information

On December 29, 2005, the board of directors of KHD Humboldt Wedag International Ltd. ("KHD") publicly announced the realignment of its business to focus on the expansion of its industrial plant engineering and equipment supply business. In a corporate restructuring of KHD, its board approved the consolidation of its financial services business into Mass Financial Corp. ("MFC", or the "Company"). MFC was incorporated in British Virgin Islands in 1997 and continued into Barbados in 2003.

As proposed and accomplished under a restructuring agreement dated December 29, 2005 between KHD and MFC, KHD's merchant banking business, which includes commodities and natural resources trading and provision of financial services, was restructured in a series of internal corporate transactions. Subsidiaries of KHD which were involved or related to the merchant banking business were sold to MFC, with the exception of MFC Corporate Services AG (formerly MFC Merchant Bank S.A., "MFC Corporate Services") and KHD's royalty interest in an iron ore mine. Upon completion of the internal restructuring, MFC held the merchant banking business that KHD intended to distribute to its shareholders.

On January 31, 2006, KHD distributed to its shareholders all of its Class A common shares in MFC so that MFC became a separate company owned by the shareholders of KHD.

In November 2006, MFC, through its wholly-owned subsidiary, MFC Commodities GmbH ("MFCC") in Vienna, Austria, purchased all of the shares of MFC Corporate Services from KHD.

(b) Nature of operations

The Company was a wholly-owned subsidiary of KHD until January 31, 2006 when KHD distributed to its shareholders all of its Class A common shares in the Company so that the Company became a separate company owned by the shareholders of KHD. In November 2006, the Company, through MFCC, purchased the entire equity interest in MFC Corporate Services from KHD. In April 2007, MFC exercised a put option to sell its 9.9% equity interest in MFC Corporate Services to KHD. In October 2007, the Company purchased the same 9.9% equity interest in MFC Corporate Services from an affiliate.

MFC and its subsidiaries (collectively, the "Group") are in the merchant banking business and their principal activities focus on provision of financial services. This includes financial advisory services, proprietary investing and trading activities on an international basis which are facilitated by the Company's trading subsidiaries. The Company seeks investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Group uses its financial and management expertise to add or unlock value within a relatively short time period. The Group also trades in commodities and natural resources, engages in logistics business and provides trade financing.

MFC operates its merchant banking business in a similar manner as previously conducted under KHD. The assets and operating interests which constituted the merchant banking business under KHD are and will be substantially similar to the assets and operating interests under MFC.

Since January 31, 2006, MFC is a legal business entity independent of KHD and its merchant banking business is conducted by management of MFC. As of December 31, 2007, KHD did not own any common shares or Class A common shares of MFC. As of December 31, 2007 and 2006, MFC owned a minor position (in terms of percentage) in the outstanding common shares of KHD. As of December 31, 2007, there is one common director between MFC and KHD. Management of MFC is of opinion that MFC does not control KHD nor is controlled by KHD. The two companies are considered as related parties under accounting rules.

The Group's operations include trading of commodities and natural resources, principally for its own account. To a lesser extent, the Group also acts as a trading agent for clients. The commodities and natural resources trading, and the related logistic business and trade financing, are primarily conducted through its subsidiaries.

The Group's commodities and natural resources trading activities often utilize innovative and sophisticated trading strategies and structures. The Group currently trades with commodity and other producers who are unable to effectively execute sales because of credit, insurance or currency issues affecting them or their principal customers. The Group is often able to facilitate purchases and sales of commodities with more efficient and effective execution than many producers and customers can do on their own. Commodity producers and end customers often work with the Group to better manage their internal supply, distribution risk, currency and capital requirements. In such trading activities, the Group tries to capture and realize various trading, financing and currency spreads. The trading activities have allowed the Group to develop ongoing relationships with commodity producers, end customers, trade financiers and insurers and integrate them into the Group's financial services activities.

The Group has historically focused its trading activities in Europe, and in 2003 commenced trading activities with offices in China and India. The Group believes that the trade, finance and insurance infrastructure necessary to support the purchases and sales of commodities and natural resources in Central and Eastern Europe, China and India are not as developed as Western Europe and North America. The location of the Group's trading professionals in Vienna permits the Group to effectively and efficiently pursue trading opportunities in Europe and Asia, in particular, to participate in trade flows.

The Group offers its clients financing services, financial advice and bridge financing through its financial services activities. The Group offers its services to corporations only.

The Group, through its regional office based in Shanghai, China and joint ventures, also markets medical equipment, instruments and supplies.

(c) Basis of preparation

The consolidated financial statements are prepared in accordance with the International Financial Reporting Standards ("IFRS"), which include International Accounting Standards ("IAS") and Interpretations ("IFRIC") adopted by the International Accounting Standards Board (the "IASB"). The presentation currency of the Group's consolidated financial statements is United States (U.S.) dollars ($). Cdn$ means Canadian dollars and € means the official currency which is adopted by the majority of the member states of the European Union as their legal tender. All currency amounts in the consolidated financial statements are stated in thousands (except per share amounts).

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at December 31 each year, using consistent accounting policies. Intragroup balances, transactions, income and expenses are eliminated in full.

Minority interests are presented in the consolidated balance sheet within equity, separately from the parent shareholders' equity. Minority interests in the profit or loss of the Group are also separately disclosed under equity.

(d) First-time adoption of International Financial Reporting Standards in 2006

MFC adopted IFRS for the first time by an explicit and unreserved statement of compliance with IFRS for its business year beginning January 1 and ending December 31, 2006.

MFC elected to measure property, plant and equipment at the date of transition to IFRS at their fair values and use those fair values as their deemed costs at that time. MFC believed that the continuing book values of prior period represented the fair values.

According to IFRS 1, *Presentation of Financial Statements*, a first-time adopter needs not comply with the requirements under IAS 21, *The Effects of Changes in Foreign Exchange Rates*, for cumulative translation to IFRS. MFC adopted this exemption.

MFC believed that estimates under IFRS at the date of transition to IFRS was consistent with estimates made for the same date under previous generally accepted accounting principles ("GAAP") applicable in Canada.

According to IFRS 1, MFC is required to explain how the transition from GAAP to IFRS affected its reported financial positions, financial performance and cash flows. MFC believed that the transition to IFRS did not affect its reported financial position, financial performance and cash flows, except for common shares of KHD held by the Group. Such KHD common shares were recorded at the lower of cost or market under Canadian GAAP while were marked to market under IAS 39. Accordingly, the Group's shareholders' equity under Canadian GAAP to its shareholders' equity under IFRS for January 1, 2006 (date of transition to IFRS) and December 31, 2005 (end of latest period presented in the Group's most recent annual financial statements under Canadian GAAP) is reconciled as follows:

Shareholders' equity under Canadian GAAP	$ 0.1
Holding gain on KHD common shares held for trading recognized under IFRS	25,470.3
Shareholders' equity under IFRS	$25,470.4

(e) Basis of presentation

Until January 31, 2006, MFC was a wholly-owned subsidiary of KHD and was included in KHD's consolidated financial statements.

The Group presents current and non-current assets, and current and non-current liabilities, as separate classifications with reference to its operating cycle. The classification of income and expenses in the consolidated statement of operations is based on their function within the Group. Additional information on the balance sheet and statement of operations items is provided and explained in the notes to the consolidated financial statements.

Although the Company was separated from KHD on January 31, 2006 and became an independent company since then, the consolidated statement of operations in 2006 covered the period from January 1 to December 31, 2006. The Company incurred a loss of $342 in the month of January 2006.

(f) Effect of the application of new standards

In 2007, the Group adopted the following standards and interpretations to existing standards which are relevant to its operations:

IFRS 7, *Financial Instruments: Disclosures*, introduces new disclosures relating to financial instruments. The complementary amendment to IAS 1, *Presentation of Financial Statements — Capital Disclosures*, introduces disclosures about the level of an entity's capital and how it manages capital. These standards do not have any impact on the classification and valuation of the Group's financial instruments.

IFRIC 9, *Reassessment of Embedded Derivatives*, prohibits reassessment of any embedded derivatives contained in a contract since becoming a party to the contract unless there is a change in the terms of the host contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required.

IFRIC 10, *Interim Financial Reporting and Impairment*, prohibits the impairment losses recognized in an interim period in respect of goodwill, investments in equity instruments and investments in financial assets carried at cost from being reversed at a subsequent balance sheet date.

There have been no changes to the accounting policies as a result of adoption of the above standards and interpretations.

The following standards and interpretations to existing standards, which are relevant to the Group's operations, were published but are not yet effective in 2007:

IFRS 3, *Business Combinations* (effective for annual periods beginning on or after July 1, 2009), which replaces IFRS 3 (as issued in 2004), and the related amendment to IAS 27, *Consolidated and Separate Financial Statements* (effective for annual periods beginning on or after July 1, 2009), provide guidance for applying the acquisition method for business combinations. The Group will apply IFRS 3 and IAS 27 (as amended in 2008) from January 1, 2010 and will revise its accounting policy on business combinations accordingly.

IFRS 8, *Operating Segments* (effective for annual periods beginning on or after January 1, 2009), supersedes IAS 14, *Segment Reporting*, and requires the reporting of financial and descriptive information about an entity's reportable segments on the basis of internal reports that are regularly reviewed by its management. The Group assessed the impact of IFRS 8 and concluded that the main additional disclosures will be an analysis of the Group's revenue by products and services, and its non-current assets by geographical area. Early application is permitted and the Group applied IFRS 8 to its 2007 consolidated financial statements.

IAS 1, *Presentation of Financial Statements* (effective for annual periods beginning on or after January 1, 2009), replaces IAS 1 (as revised in 2003 and amended in 2005) and sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The Group will apply IAS 1 from January 1, 2009.

IAS 23, *Borrowing Costs* (effective for annual periods beginning on or after January 1, 2009), supersedes IAS 23 (as revised in 1993) and requires the capitalization of borrowing costs relating to qualifying assets. The Group will apply IAS 23 from January 1, 2009 and it is not expected to have any significant impact on the results of the Group.

Amendments to IFRS 2, *Share-based Payment — Vesting Conditions and Cancellations* (effective for annual periods beginning on or after January 1, 2009), clarify the definition of vesting conditions and provide guidance on the accounting treatment of cancellations by parties other than the entity. The Group will apply the amendments to IFRS 2 from January 1, 2009 and it is not expected to have any significant impact on the results of the Group.

IFRIC 11, *IFRS 2 — Group and Treasury Share Transactions* (effective for annual periods beginning on or after March 1, 2007), addresses the accounting for share-based payment transactions involving two or more entities within a group. The Group will apply IFRIC 11 from January 1, 2009 and it is not expected to have any significant impact on the results of the Group.

(g) Scope and principles of consolidation

All significant companies in which MFC has direct or indirect control are consolidated from the acquisition dates. A subsidiary ceases to be consolidated at the date when MFC loses its control over the subsidiary.

Non-consolidated subsidiaries are accounted for at cost basis and are reduced by an impairment charge, if applicable. Generally, these companies are inactive and insignificant in magnitude.

The following table shows the direct and indirect significant subsidiaries as at December 31, 2007:

Company	Country of Incorporation	Beneficial Interest
Lasernet Limited	Liberia	86%
Lasernet Medical Equipment Industrial (Shenzhen) Co., Ltd.	China	86%
Mednet (Shanghai) Medical Technical Developing Co., Ltd.	China	86%
Jiaxing Lasernet Hospital Management Co., Ltd.	China	86%
Jiaxing Lasernet Eye Hospital (an incorporation).	China	86%
Chongqing Lasernet Guangji Eye Hospital (a limited company).	China	50%
Hangzhou Zhe-er Optical Co. Ltd.	China	44%
Hovis Commodities Trading GmbH	Austria	100%
MFC Commodities GmbH	Austria	100%
MFC Trade & Financial Service GmbH	Austria	100%
IC Management Service GmbH	Austria	100%
Global Bulk Transport GmbH	Austria	100%
International Trade Service GmbH	Austria	100%
Magnium Minerals Private Limited	India	100%
Danzas Corp.	Marshall Islands	100%
K-Logistics GmbH	Austria	60%
Redas Tracking Corp.	Marshall Islands	100%
MFC Corporate Services AG	Switzerland	100%
Ballinger Corporation	Canada	100%
Ellsway Holdings Limited	Canada	100%
Constitution Insurance Company of Canada (in run-off)	Canada	100%
Altmark Immobilien Management GmbH	Germany	100%
MEG International Services Ltd.	Canada	100%

Business combinations are accounted for using the purchase method. All subsidiaries are recognized in the consolidated financial statements through full consolidation. Pursuant to IFRS 3, *Business Combinations*, the acquirer measures the cost of a business combination as the aggregate of (a) the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the acquirer, in exchange for control of the acquiree; plus (b) any costs directly attributable to the business combination. The acquirer, at the acquisition date, allocates the cost of a business combination by recognizing the acquiree's identifiable assets, liabilities and contingent liabilities at their fair values at the date of acquisition. Any difference between the cost of the business combination and the acquirer's proportionate interest in the net fair value of the identifiable assets, liabilities and contingent liabilities are accounted for: (a) as goodwill when the difference is positive; or (b) as an income after the reassessment of the identification and measurement of the acquiree's identifiable assets, liabilities and contingent liabilities and the measurement of the cost of the combination when the difference is negative.

Goodwill arising on business combination is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized. After initial recognition, goodwill is subject to an impairment review at least once a year. If a potential impairment is identified, then the amount of the impairment is quantified by comparing the carrying amount of the goodwill to its fair value based on the present value of its estimated future cash flows.

(h) Investments accounted for by equity method

Companies, which are not controlled or jointly controlled, but in which MFC has significant influence over their financial and operating policy decisions are accounted for by the equity method pursuant to IAS 28, *Investments in Associates*. The investment in an associate is initially recognized at cost and the carrying amount is increased or decreased to recognize the investors' share of the profit or loss of the investee after the date of acquisition. The profit or loss of the investments accounted for by the equity method is recognized in the consolidated statement of operations. Distributions received from an investee reduce the carrying amount of the investment. Adjustments to the carrying amount may also be necessary for changes in the investor's proportionate interest in the investee arising from changes in the investee's equity. Such changes include those arising from the revaluation of assets and from currency translation adjustment. Those changes are recognized directly in equity of the investor. Goodwill relating to an investment accounted for by the equity method is included in the carrying amount of the investment.

Until December 2007, MFC held a 27.8% equity interest in an affiliate which operates in a processing industry. MFC's investment in the affiliate comprised its investment in and advances to the affiliate, with adjustments for its proportionate share in the affiliate's post-acquisition profit or loss. The Company's 27.8% equity interest in the affiliate was sold to another affiliate in December 2007.

Through its 86% interest in Lasernet Limited, MFC is participating in various joint ventures with hospitals in China. MFC provides the joint ventures with medical equipment and instruments as well as medical supplies. On the other hand, the joint venture partners provide premises, licenses and personnel for the medical operations. The joint control is established by contractual arrangements which also stipulate the profit sharing. MFC recognizes its interest in the joint ventures using the equity method, in accordance with IAS 31, *Interests in Joint Ventures*.

(i) Significant transactions with KHD

In December 2005, KHD's board of directors passed a resolution to distribute the majority of KHD's financial services business to its shareholders. In connection with the distribution, KHD ensured that KHD preserved its entitlement to MFC's exempt surplus earned in respect of KHD and that any inter-corporate indebtedness between KHD and MFC be eliminated in a tax-efficient basis. Pursuant to this resolution, KHD and MFC entered into a restructuring agreement, a share exchange agreement, an amending agreement, a loan agreement, a pledge agreement, a set-off agreement and a letter agreement. All these agreements were transacted in Canadian dollars. At the time of the share exchange, KHD's carrying amount of its investment in the Group was $168,603 (Cdn$192,866). KHD's equity interest in MFC was exchanged for preferred shares in MFC and one of its subsidiaries. Upon the closing of the restructuring and share exchange agreements, MFC held all the financial services business of the Company, except for MFC Corporate Services and KHD's interest in a resource property; and KHD held all Class B preferred shares and Class A common shares in the capital of MFC. On January 31, 2006, KHD distributed all its Class A common shares in MFC to shareholders of KHD on a pro rata basis by way of a dividend in kind of a nominal amount. Included in the assets of MFC on the distribution date were common shares of KHD with a carrying amount of $9,330. In February 2006, 65,000 Class B preferred shares in MFC with a redemption value of $56,823 (Cdn$65,000) were redeemed and the payment was effected by setting off $56,823 (Cdn$65,000) owing to MFC by KHD under the set-off agreement. Upon completion of all agreements, KHD owned Class B preferred shares in MFC and preferred shares in one of its subsidiaries which have an aggregate carrying value of $109,727 (Cdn$127,866) (collectively, "MFC Preferred Shares"). The MFC Preferred Shares are classified as a financial liability instrument by MFC under IAS 32, *Financial Instruments: Presentation*, as the preferred shares are retractable by the holder.

For the terms of MFC Preferred Shares and related loan agreement, pledge agreement and letter agreement, please refer to Note 18 to the consolidated financial statements.

Following the distribution of Class A common shares in MFC to the shareholders of KHD, MFC agreed to provide certain management services to KHD. Firstly, MFC agreed to provide management services in connection with the investment in MFC Corporate Services in consideration for KHD paying MFC 15% of the after tax profits of MFC Corporate Services and granting a right of first refusal. The right of first refusal granted MFC an option whereby MFC had the right to: (i) purchase MFC Corporate Services on the same terms as any bona fide offer from a third-party purchaser acceptable to KHD; or (ii) assist in the sale, if ever, of MFC Corporate Services for an additional service fee of 5% of the purchase price. This agreement was terminated in November 2006 when KHD sold its equity position in MFC Corporate Services to the Group. KHD did not pay any fees to MFC under this management services agreement.

Secondly, MFC agreed to provide management services to KHD in connection with the review, supervision and monitoring of the royalty earned by KHD in connection with KHD's interest in resource property. KHD agreed to pay 8% of the net royalty income (calculated as the royalty income net of any royalty expenses and mining and related taxes) that KHD receives in connection with the royalty in consideration for the management services.

The services agreement provides that the agreement may be terminated at any time if agreed to in writing by both parties. KHD also has the right to terminate the services agreement at any time upon at least six months prior notice after which MFC is entitled to receive compensation prorated to the end of the notice period.

Pursuant to the terms of the restructuring agreement, KHD and MFC agreed that all current and outstanding guarantees issued by the respective parties would continue to be in force for a reasonable period of time following the consummation of the distribution. Similarly, both parties agreed to issue guarantees when required for a reasonable period of time following consummation of the distribution. As at December 31, 2006, there was one outstanding guarantee of $1,056 which had been issued by KHD on behalf of a 27.8% equity method investee of MFC and this guarantee expired in March 2007. As at December 31, 2007, there were no guarantees which were issued by KHD on behalf of MFC, nor by MFC on behalf of KHD.

In November 2006, KHD completed the sale of its entire equity interest in MFC Corporate Services to MFCC, a wholly-owned subsidiary of MFC. MFC Corporate Services was a fully-licensed bank in Switzerland until 2007 when it voluntarily surrendered its banking license. The consideration was determined by reference to KHD's carrying value of its investment in MFC Corporate Services as of September 30, 2006 of $68,245 (Cdn$77,902) and comprised cash of Cdn$38,792 (Cdn$31,081 paid in November 2006 and Cdn$7,711 to be paid on or before the Payment Date), a short-term promissory note of Cdn$8,000 due November 2007 bearing interest at 5% per annum and 1,580,000 common shares of KHD valued at an initial share value of Cdn$31,110. The initial valuation of 1,580,000 common shares of KHD was subject to an adjustment which equaled the positive balance, if any, between the initial share value and the market price on the Payment Date. MFC had a put option to sell 9.9% of the common shares in MFC Corporate Services to KHD on the Payment Date.

Prior to 2006, KHD issued a guarantee in favor of MFC Corporate Services with respect to MFC Corporate Services' advances to a former associate of KHD. In December 2006, MFC Corporate Services exercised the guarantee and KHD paid $2,243 (Cdn$2,614) to MFC Corporate Services. KHD and MFC agreed that MFC would reimburse this amount to KHD, which amount was paid in 2007.

KHD and MFC agreed that April 30, 2007 was the Payment Date and the market price of common shares of KHD was $23.815 per share on the Payment Date. Accordingly, an adjustment of $10,073 (Cdn$10,892) was recorded as a gain to MFC as part of this transaction. MFC also exercised the put option to sell 9.9% of the common shares of MFC Corporate Services to KHD for Cdn$8,010 on the Payment Date.

In October 2007, KHD sold the 9.9% of the common shares of MFC Corporate Services to an affiliate at purchase price of $8,163 (Cdn$8,010). MFC subsequently acquired the same 9.9% of the common shares of MFC Corporate Services from the affiliate for $8,264 (Cdn$8,100).

At the time of the sale of MFC Corporate Services in November 2006, MFC Corporate Services held approximately a 20% equity interest in a German company which is a non-wholly-owned subsidiary of KHD. It was the intention of both parties that the economic interest in the German company held by MFC Corporate Services be retained by KHD. To achieve this objective, KHD subscribed for shares in a subsidiary of MFC that track the benefits from this 20% equity position in the German company. These shares entitle KHD to retain its commercial and economic interest in and benefits from this 20% equity position in its German subsidiary, net of related costs and taxes (the "Tracking Stock Participation"). The total consideration for the tracking stock subscription was $9,357 (which was the carrying value to KHD). Under the tracking stock agreement, KHD is the beneficiary, the tracking stock company is the debtor and MFC is the guarantor. Furthermore, MFC Corporate Services granted to KHD the right to acquire its common shares in the German company at fair market value and a right of first refusal in case of a potential sale or other disposal of all or parts of its common shares in the German company (collectively, the "Rights"). The price payable by KHD will be offset against the Tracking Stock Participation and therefore will be commercially netted to $nil, except for related costs and taxes, if any. In 2007, MFC Corporate Services distributed its entire shareholding of the German company to MFCC (the immediate parent company of MFC Corporate Services) by way of dividend-in-kind and the Rights expired as provided for in the relating agreements. The Tracking Stock Participation remains in force.

As at December 31, 2007 and 2006, KHD owned all MFC Preferred Shares. In October 2006, KHD received 35,000 Class A common shares in MFC in an asset exchange transaction with a third party corporation, of which 16,618 Class A common shares were sold in 2006 and 18,382 Class A common shares were sold in January 2007. KHD did not hold any common shares or Class A common shares in MFC as of December 31, 2007. MFC held a minority equity position (in terms of ownership percentage) in KHD as of December 31, 2007. As of December 31, 2007, there is one common director and one common officer between KHD and MFC.

(j) Foreign currency translation

The presentation currency (or *reporting currency*) of MFC is U.S. dollars. Where the financial statements of subsidiaries are presented in a currency other than U.S. dollars, their reported figures are translated into U.S. dollars. Pursuant to IAS 21, assets, liabilities, contingent liabilities and other financial obligations of self-sustaining subsidiaries are translated at the closing rate at the date of the balance sheet and revenues and expenses are translated at exchange rates at the dates of the transactions. The resulting currency translation adjustments are recognized as a separate component of equity and do not affect earnings.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the consolidated statements of income.

The following table sets out exchange rates for the conversion of Canadian dollars (CAD), Swiss francs (CHF), Euros (EUR) and Chinese yuans (Renminbi or RMB) into U.S. dollars:

	CAD	CHF	EUR	RMB
Closing rate at December 31, 2007	1.0120	0.8825	1.4603	0.1369
Average rate for the year 2007	0.9304	0.8323	1.3669	0.1314
Closing rate at December 31, 2006	0.8581	0.8198	1.3196	0.1281
Average rate for the year 2006	0.8818	0.7983	1.2549	0.1254

(k) Use of estimates and assumptions

The preparation of financial information requires the use of estimates and assumptions about future conditions. Use of available information and application of judgment are inherent in the formation of estimates. In this regard, management believes that the critical accounting policies where judgment is necessarily applied are those which relate to allowance for credit losses, goodwill impairment and the valuation of financial instruments. Therefore, actual results in the future may differ from those reported.

Further information about key assumptions concerning the future, and other key sources of estimation uncertainty, are set out in the notes to the consolidated financial statements.

(l) Capital management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern while seeking to maximize benefits to shareholders and other stakeholders.

The Group actively and regularly reviews and manages its capital structure to ensure optimal capital structure and shareholder returns, taking into consideration the future capital requirements of the Group and capital efficiency, prevailing and projected profitability, projected operating cash flows, projected capital expenditures and projected strategic investment opportunities. In order to maintain or adjust the capital structure, the Group may purchase MFC shares, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Group monitors capital on the basis of the Group's consolidated gearing ratio and current ratio. The gearing ratio is calculated as net debt divided by total equity. Net debt is calculated as total borrowings less cash and cash equivalents. The current ratio is calculated as total current assets divided by total current liabilities. The Group does not have a defined gearing or current ratio benchmark or range.

The ratios at December 31, 2007 and 2006 are as follows:

	2007	2006
Gearing ratio (%)	Not applicable	Not applicable
Current ratio	2.2	2.1

As at December 31, 2007 and 2006, the Group had cash and cash equivalents in excess of total borrowings and, therefore, the gearing ratio is not applicable.

(m) Summary of significant accounting policies

Financial instruments

Effective January 1, 2007, the Group adopted IFRS 7 which complements the principles for recognizing, measuring and presenting financial assets and financial liabilities in IAS 32, *Financial Instruments: Presentation*, and IAS 39, *Financial Instruments: Recognition and Measurement*.

Except for certain financial instruments which are excluded from the scope of IFRS 7, all financial assets are classified into one of four categories: at fair value through profit or loss, held-to-maturity, loans and receivables, and available-for-sale; and all financial liabilities are classified into one of two categories: at fair value through profit or loss and other financial liabilities.

Generally, a financial asset or financial liability at fair value through profit or loss is a financial asset or financial liability that meets either of the conditions: (a) it is classified as held for trading if it is: (i) acquired or incurred principally for the purpose of selling or repurchasing it in the near term; (ii) part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit taking; or (iii) a derivative (except for a derivative that is a financial guarantee contract or a designated and effective hedging instrument); or (b) it is designated by the Group upon initial recognition as at fair value through profit or loss. Investment in equity instruments that do not have a quoted market price in an active market, and whose fair value cannot be reliably measured, cannot be designated as at fair value through profit or loss. A financial instrument cannot be reclassified into or out of the fair value through profit or loss category while it is held or issued.

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group has the positive intention and ability to hold to maturity, other than: (a) those that the Group upon initial recognition designates as at fair value through profit or loss; (b) those that the Group designates as available for sale; and (c) those that meet the definition of loans and receivables.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than: (a) those that the Group intends to sell immediately or in the near term and those that the Group upon initial recognition designates as at fair value through profit or loss; (b) those that the Group upon initial recognition designates as available for sale; or (c) those for which the Group may not recover substantially all of its initial investment, other than because of credit deterioration, which are classified as available for sale.

Available-for-sale financial assets are those non-derivative financial assets that are designated as available for sale, or are not classified as loans and receivables, held-to-maturity investments, or financial assets at fair value through profit or loss.

Non-derivative financial liabilities are classified as other financial liabilities.

When a financial asset or financial liability is recognized initially, the Group measures it at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The subsequent measurement of a financial instrument and the recognition of associated gains and losses is determined by the financial instrument classification category.

After initial recognition, the Group measures financial assets, including derivatives that are assets, at their fair values, without any deduction for transaction costs it may incur on sale or other disposal, except for the following financial assets: (a) loans and receivables which are measured at amortized cost using the effective interest method; (b) held-to-maturity investments which are measured at amortized cost using the effective interest method; and (c) investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost. All financial assets, except those measured at fair value through profit or loss, are subject to review for impairment.

After initial recognition, the Group measures all financial liabilities at amortized cost using the effective interest method, except for: (a) financial liabilities at fair value through profit or loss; (b) financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition or when the continuing involvement approach applies; (c) financial guarantee contracts as defined in IAS 39; and (d) commitments to provide a loan at a below-market interest rate.

Typically, a gain or loss on a financial asset or financial liability classified as at fair value through profit or loss is recognized in net income for the period in which it arises. A gain or loss on an available-for-sale financial asset is recognized directly in equity, through the consolidated statement of changes in equity, except for impairment losses and certain foreign exchange gains and losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in equity is recognized in net income for the period. For financial assets and financial liabilities carried at amortized cost, a gain or loss is recognized in net income when the financial asset or financial liability is derecognized or impaired, and through the amortization process.

Whenever quoted market prices are available, bid prices are used for the valuation of financial assets while ask prices are used for financial liabilities. When the market for a financial instrument is not active, the Group establishes fair value by using a valuation technique. Valuation techniques include using recent arm's length market transactions between knowledgeable, willing parties, if available; reference to the current fair value of another instrument that is substantially the same; discounted cash flow analysis; option pricing models and other valuation techniques commonly used by market participants to price the instrument.

If there is a designated hedging relationship between a hedging instrument and a hedged item, the Group will apply hedge accounting to account for the gain or loss on the hedging instrument and the hedged item, in accordance with IAS 39.

Cash and cash equivalents

Cash and cash equivalents are classified as held for trading and comprise deposits with banks and financial institutions, bank and cash balances, and liquid investments. Liquid investments, which are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, are included in cash and cash equivalents and are stated at market value. The Group regularly maintains cash balances in financial institutions in excess of insured limits.

Securities

Securities are classified as held for trading and short-term or long-term available-for-sale securities.

Publicly-traded securities (debt and equity) which are acquired principally for the purpose of selling in the near term are classified as held for trading. Securities held for trading are marked to their bid prices on the balance sheet date and unrealized gains and losses are included in the result of operations.

Available-for-sale securities consist of publicly-traded securities (debt and equity) and unlisted equity securities which are not held for trading and not held to maturity. Short-term available-for-sale securities are purchased with management's intention to sell in the near term and are designated as available for sale by management upon initial recognition. Long-term available-for-sale securities are purchased with the intention to hold until market conditions render alternative investments more attractive. The available-for-sale securities are stated at bid price whenever quoted market prices are available. When the market for the available-for-sale security is not active, the Company establishes fair value by using a valuation technique. Unrealized gains and losses are recorded in equity unless there has been an other than temporary decline in value, at which time the available-for-sale security is written down and the write-down is included in the result of operations.

Gains and losses on sales of securities are recognized on the average cost basis on the settlement dates.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified as fair value through profit or loss or available for sale. Loans and receivables are measured at amortized cost without regard to the Group's intention to hold them to maturity. Amortized cost is calculated under consideration of any discount or premium at the time of the purchase. The amortized cost includes any fees that are an integral part of the effective interest rate and of the transaction costs. Gains and losses are recognized in the income statement at the time the loans and receivables are cancelled from the books or impaired, as well as through amortization.

Loans and receivables are net of an allowance for credit losses, if any. The Group performs ongoing credit evaluation of customers and adjusts the allowance accounts for specific customer risks and credit factors. Loans and receivables are considered past due on an individual basis based on the terms of the contracts.

Assets acquired in satisfaction of loans and receivables are recorded at the lesser of their fair value at the date of transfer or the carrying value of the loans and receivables. Any excess of the carrying value of the loans and receivables over the fair value of the assets acquired is written off and is included in the determination of the income.

When the Group makes a loan advance with a conversion right or share purchase warrants which entitle the Group to either convert the loan into or purchase equity shares of a corporation, such conversion right or warrants are embedded derivatives. The principal amount of the loan is split between the debt instrument without the equity conversion option (or the warrants) and the equity conversion option (or the warrants). Changes in the fair value of the equity conversion option (or the warrants) are recognized in profit or loss unless the option (or the warrants) is part of a cash flow hedging relationship. Over the term of the loan, the debt instrument will be accreted to its face value. The equity conversion option and the share purchase warrants are classified as separate financial assets and are valued by the valuation techniques if a quoted market price is not available.

Allowance for credit losses

The Group's allowance for credit losses is maintained at an amount considered adequate to absorb estimated credit-related losses for its trade receivables. Such allowance reflects management's best estimate of the losses in the Group's credit portfolio and judgments about economic conditions. Estimates and judgments could change in the near-term, and could result in a significant change to a recognized allowance. An allowance for credit losses is increased by provisions which are charged to income and reduced by write-offs net of any recoveries.

Specific provisions are established on an individual basis. A country risk provision may be made based on exposures in less developed countries and on management's overall assessment of the underlying economic conditions in those countries. Write-offs are generally recorded after all reasonable restructuring or collection activities have taken place and there is no realistic prospect of recovery. If the amount of the impairment loss decreases in subsequent periods, and provided that the decrease is related to an event which occurs after the impairment has been recognized, the previously recognized impairment loss is reversed. However, the loss can only be reversed to the extent that the carrying value of the asset does not exceed its amortized cost at the date of impairment.

The Group also applies credit risk assessment and valuation methods to its loans and receivables (other than trade receivables). The assessment and valuation are performed on an individual basis, and if an impairment loss arises, the Group will write down the loans or receivables directly.

Credit losses arise primarily from loans and receivables but may also relate to other credit instruments such as guarantees and letters of credit.

Inventories

Inventories are valued at the lower of cost or net realizable value. The costs of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The cost of inventories is assigned by using the weighted average cost formula. The net realizable value is the estimated selling price in the normal course of ordinary business less estimated costs of completion and the estimated costs necessary to make the sale.

Allowance is provided to cover risks relating to slow-moving or obsolete items. Whenever the reasons for previous write-downs no longer apply, the allowance will be reversed. A reversal of write-down is limited to the lower of cost or net realizable value.

Tangible assets

Equipment is stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. Useful lives for equipment range from 3 to 10 years. An impairment loss is recognized if the carrying value exceeds the recoverable amount of equipment. Borrowing costs are not capitalized into equipment.

The gain or loss on disposal of tangible fixed assets is recognized by reference to their carrying amounts.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary, associate or joint venture at the effective date of acquisition, and, in respect of an increase in holding in a subsidiary, the excess of the cost of acquisition over the carrying amount of the proportion of the minority interests acquired. Goodwill on acquisitions of subsidiary is shown separately on the consolidated balance sheet. Goodwill on acquisitions of associates and joint ventures is included in investment in associates and joint ventures. Goodwill is allocated to cash-generating units for the purpose of impairment testing and is carried at cost less accumulated impairment loss.

Goodwill acquired in a business combination is not amortized. Instead, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired.

The profit or loss on disposal of subsidiaries, associates and joint ventures includes the carrying amount of goodwill relating to the entity sold.

Impairment

Assets that have indefinite useful lives are not subject to amortization and are tested for impairment annually and whenever there is an indication that the assets may be impaired. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there is separately identifiable cash flows.

Derivative financial instruments

A derivative is a financial instrument: (1) whose value changes in response to changes in a specified interest rate, security price, commodity price, foreign exchange rate, index of prices or rates, a credit rating or credit index, or similar variable; (2) that requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and (3) that is settled at a future date. The derivative financial instruments are either exchange-traded or negotiated. Derivatives are included in the consolidated balance sheet and are measured at fair value. Derivatives that qualify as hedging instruments are accounted for in accordance with IAS 39. For derivatives that do not qualify as hedging instruments, the unrealized gains and losses are included in the result of operations.

The Group uses fair value hedge to hedge the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment, or an identified portion of such an asset, liability or firm commitment, that is attributable to a particular risk and could affect profit or loss. For fair value hedge, the gain or loss from remeasuring the hedging instrument at fair value is recognized in income statement, and the gain or loss on the hedged item adjusts the carrying amount of the hedged item and is also recognized in income statement.

The Group does not use cash flow hedge or hedge of a net investment in a foreign operation.

Provisions

In accordance with IAS 37, *Provisions, Contingent Liabilities and Contingent Assets*, provisions are set up wherever a past event has created a present obligation in respect of third parties that will probably lead to a future outflow of resources, particularly in cases where reliable estimates can be made. Provisions are set up for perceivable risks and uncertain obligations in line with the probability that contingent conditions will occur.

Convertible debt

The Company's convertible bonds include liability and equity components. On the date of the issuance of convertible bonds, the fair value of the liability component is determined using a market interest rate for an equivalent non-convertible bond and this amount is included in the long-term borrowings on the amortized cost basis. The remainder of the proceeds is allocated to the equity component. Over the term of the debt obligation, the liability component will be accreted to the face value of the convertible bonds.

Taxes on income

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Current income tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

In accordance with IAS 12, *Income Taxes*, deferred tax assets and liabilities are formed to cover all temporary differences between valuations required for tax reporting and IFRS-compliant valuations, and to cover consolidation measures that affect earnings. Moreover, deferred tax assets are calculated for tax losses carried forward. The recognition of deferred tax assets on deductible temporary differences and tax losses carried forward is limited to the extent that taxable profits are likely to arise in the future.

Deferred taxes are calculated on the basis of the tax rates that, in light of the prevailing legal situation, will be valid or are expected in the countries concerned at the time of realization. Deferred tax relating to items recognized directly in equity is recognized in equity and not in the income statement.

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred tax relate to the same taxable entity and the same taxation authority.

Revenue recognition

Revenues include revenues from sales of commodities and natural resources, medical instruments and supplies, proprietary investments, and provisions of financial services and other services.

Revenue from the sale of goods is recognized when: (a) the Group has transferred to the buyer the significant risks and rewards of ownership of the goods (which generally coincides with the time when the goods are delivered to customers and title has passed); (b) the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold; (c) the amount of revenue can be measured reliably; (d) it is probable that the economic benefits associated with the transaction will flow to the Group; and (e) the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenue from rendering of services is recognized when: (a) the amount of revenue can be measured reliably; (b) it is probable that the economic benefits associated with the transaction will flow to the Group; (c) the stage of completion of the transaction at the balance sheet date can be measured reliably; and (d) the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

Revenues also include the gain or loss on sales of proprietary investments and other securities.

Dividend income is recognized when the right to receive payment is established.

The revenue is reported net of discount and sale taxes.

Cost of sales

The cost of sales comprises the costs of commodities and natural resources. The cost of sales includes both the direct cost of materials and indirect costs (including write-downs of inventories and trade receivables). The cost of sales also includes provision for warranty. The reversal of write-downs of inventories and allowance for debts reduce the cost of sales.

The cost of sales also includes the write-down of long-term securities and credit losses on loans and receivables.

Earnings per share

Basic earnings per share is determined by dividing net income applicable to common shares by the average number of common shares outstanding for the year. Diluted earnings per share is determined using the same method as basic earnings per share except that the weighted average number of common shares outstanding includes the potential dilutive effect of stock options and warrants granted under the treasury stock method and convertible debt. The treasury stock method determines the number of additional common shares by assuming that outstanding stock warrants and options whose exercise price is less than the average market price of the Company's common stock during the period are exercised and then reduced by the number of common shares assumed to be repurchased with the exercise proceeds. The dilutive effect of convertible debt is computed under the if-converted method. However, such potential dilution is not recognized in a loss year.

Foreign currency translation

The Group translates assets and liabilities of its self-sustaining foreign subsidiaries at the rate of exchange at the balance sheet date. Revenues and expenses have been translated at the average rate of exchange throughout the year. Unrealized gains or losses from these translations, or currency translation adjustments, are included in equity.

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the local functional currency are included in the consolidated statements of income.

Reclassifications

Certain 2006 amounts have been reclassified to conform to the 2007 presentation.

Note 2. Current securities

	2007	2006
Securities at fair value through profit or loss	$39,904	$36,603
Available-for-sale securities	5,811	—
Restricted shares	269	184
	$45,984	$36,787

Included in securities held at fair value through profit or loss were common shares of KHD at fair value of $31,393 and $31,308 as at December 31, 2007 and 2006, respectively.

Note 3. Loans

	2007	2006
Loan to an affiliate, €1,364 at December 31, 2007, interest at London Inter-Bank Offered Rate ("LIBOR") plus 2% per annum (6% at December 31, 2007) and payable monthly, collateralized by the borrower's shares in its subsidiaries. The loan is repayable on demand	$ 1,992	$ —
Loan to an affiliate under a credit facility of $20,000, $12,852 outstanding as at December 31, 2007, interest rate at LIBOR plus 3.5% per annum (8.75% at December 31, 2007) (effective interest rate at 11.30%) and payable monthly, collateralized by assets of the borrower. The loan is to mature in December 2012, with an option to extend to June 2013. (See Notes 4 and 8)	11,394	—
Loan, interest rate at 3.83% per annum and repayable on demand, unsecured	—	6,300
Loan of Cdn$1,500 at December 31, 2006, interest at a Canadian bank's prime rate, repayable on demand and unsecured	—	1,287
Other	475	—
	$13,861	$7,587
Current loans	$ 1,992	$7,587
Long-term loans	11,869	—
Total	$13,861	$7,587

Note 4. Trade and other receivables

The receivables arise from a broad spectrum of activities which cover trading in commodities and natural resources as well as other commercial trade and financial services.

	2007	2006
Trade receivables	$31,803	$18,886
Investment income	213	138
Dividend receivable from an affiliate	1,616	—
Due from affiliates	2,917	10,136
Fair value gain on a fair value hedge	1,101	—
Fair value gain on an embedded derivative	458	—
Other	1,966	2,527
	40,074	31,687
Less: allowance for credit losses	(3,021)	(3,100)
	$37,053	$28,587

Trade receivables primarily arise from commodities and natural resources trading, and included $638 and $2,565, respectively, due from affiliates as of December 31, 2007 and 2006. The terms with affiliates in the normal course of the Company's trading activities are no different from third party customers.

The Group has a non-recourse factoring arrangement with a bank up to a credit limit of $146,028 (€100,000) for the Group's commodities and natural resources trading. Generally, the Group factors its trade receivable accounts upon invoicing, at inter-bank rate plus a margin. The factoring facility is renewable on a yearly basis.

The Group entered a fair value hedge contract at a commodities future exchange to hedge against its exposure to the decline in the fair value of its commodities inventory. As at December 31, 2007, the Group recognized a holding gain of $1,101 on its fair value hedge contract and made a valuation allowance of $1,101 for its inventories (Note 5).

Under the credit facility agreement with an affiliate (Note 3), the Group has an option to demand the loan repayment in a currency (other than the U.S. dollars) at a fixed currency exchange rate. This privilege is considered as an embedded currency derivative and the Group recognized a holding fair value gain of $458 as at December 31, 2007.

The Group sets up an allowance for credit losses to absorb the estimated credit-related losses with respect to its commodities and natural resources trading. The following table discloses the movement of the allowance for credit losses during 2007 and 2006, respectively.

	2007	2006
Beginning balance	$3,100	$2,509
Provisions during the year	454	643
Write-offs	(733)	(40)
Reversals	(104)	(314)
Currency exchange effect	304	302
Ending balance	$3,021	$3,100

Note 5. Inventories

	2007	2006
Commodities inventories		
- in stock or in transit	$ 9,645	$ 1,744
- prepaid	31,278	18,016
Total commodities inventories	40,923	19,760
Medical instruments and supplies	4,085	2,004
	45,008	21,764
Less: valuation allowance	(1,101)	—
	$43,907	$21,764

Note 6. Real estate held for sale

It represented a piece of land at December 31, 2006, which was sold in 2007.

Note 7. Tax receivables

As of December 31, 2007 and 2006, the tax receivables primarily comprised value-added and sales taxes.

Note 8. Long-term securities

	2007	2006
Available-for-sale securities	$4,528	$3,370
Equity instruments in affiliates that do not have a quoted market price	3	33
Share purchase warrants and equity conversion option of a convertible loan	1,458	—
	$5,989	$3,403

Included in available-for-sale securities was an investment in a corporation in which the Group has approximately 10% equity interest. The corporation is related to MFC as a result of a common director and a common officer between MFC and the corporation.

Pursuant to the terms of a credit facility which is granted to an affiliate by the Company (Note 3), the affiliate has issued warrants to the Company which entitles the Company to purchase up to 5,501,510 common shares in the affiliate until December 31, 2017 at a conversion price defined in the credit facility agreement. The credit facility is also convertible, which allows the Company to convert the loan (including principal plus any unpaid interest, fees, reimbursable costs and expenses and any other monies outstanding) into the common shares of the affiliate at the conversion price before the conversion expiry date.

Note 9. Long-term securities, restricted

The restricted long-term securities represent approximately 20% equity interest in a Germany company which is a public-listed company in Germany and a non-wholly-owned subsidiary of KHD. The shares are stated at the historical cost. KHD has been granted a right of first refusal for a period of 15 years under a Tracking Stock Agreement (Note 17).

Note 10. Long-term receivables

The long-term receivables represent the receivables which arise in the normal course of the Group's business.

Note 11. Property, plant and equipment

The following changes in equipment (which comprises office equipment, furniture and fixtures only) were recorded in 2007 and 2006, respectively:

2007	Opening balance	Changes in basis of consolidation	Additions	Divestiture	Currency translation adjustments	Ending balance
Historical costs	$1,563	$ —	$855	$(140)	$231	$2,509
Accumulated depreciation	1,094	—	284	(77)	216	1,517
Net book value	$ 469					$ 992

2006	Opening balance	Changes in basis of consolidation	Additions	Divestiture	Currency translation adjustments	Ending balance
Historical costs	$1,473	$116	$ 78	$(238)	$134	$1,563
Accumulated depreciation	915	84	230	(232)	97	1,094
Net book value	$ 558					$ 469

Note 12. Goodwill

For impairment test, goodwill is allocated to the cash generating units. As of December 31, 2007 and 2006, the goodwill of $4,754 and $4,257, respectively, was attributable to the Group's commodities and natural resources trading activities. Goodwill of $9,231 created in connection with the purchase of MFC Corporate Services in 2006 was fully written off in December 2006 due to the uncertainties associated with the future business direction. In April 2007, when the Group sold 9.9% of the common shares of MFC Corporate Services to KHD under the put option, the Group recognized a gain of $1,127 on the disposition. In October 2007, when the Group purchased the 9.9% common shares of MFC Corporate Services from an affiliate, goodwill of $1,930 was created and was written off immediately.

	2007	2006
Opening balance	$ 4,257	$ 3,779
Addition	1,930	9,231
Impairment	(1,930)	(9,231)
Currency translation adjustment	497	478
Ending balance	$ 4,754	$ 4,257

Note 13. Equity method investments

	2007	2006
Joint ventures in China	$ 6,019	$ 6,187
Investment in a 27.8% equity method investee	—	10,359
	$ 6,019	$16,546

The following table presents the book values of the assets and liabilities related to the Group's interest in the joint ventures as of December 31, 2007 and 2006, respectively:

	2007	2006
Current assets	$ 1,802	$ 1,025
Long-term assets	4,908	5,676
	6,710	6,701
Liabilities	(691)	(514)
	$ 6,019	$ 6,187

In respect of its interests in the joint ventures, the Group recognized assets (primarily medical equipment) under joint ventures with an amount of $6,019 and $6,187, respectively, as of December 31, 2007 and 2006, which were financed by its own funds. The Group's proportionate share of revenues and expenses from the joint ventures were $9,554 and $6,012, respectively, in 2007 and $9,504 and $6,654, respectively, in 2006. The equity income from the joint ventures was $3,401 and $2,656, respectively, in 2007 and 2006. The Group did not receive any fees to manage the joint ventures in 2007 and 2006.

The Group recognized equity income of $64 in 2007 and equity loss of $717 in 2006 in a 27.8% equity method investee. Prior to 2006, MFC Corporate Services issued a line of credit with a maximum amount of $20,000 in favor of the equity method investee and $1,575 had been drawn and repaid. This credit facility was terminated in 2007.

As of December 31, 2006, the investment in the equity method investee included advances totaling $11,265. During 2007, the Group's investments in the equity method investee (including 27.8% equity interest and two advances) were sold to an affiliate, resulting in an aggregate gain of $5,121.

Note 14. Current financial liabilities

	2007	2006
Amounts owed to depositors	$ —	$11,506
Bank credit	8,981	26,672
Short-term trading loans	76,204	14,822
	$85,185	$53,000

The amounts owned to depositors represented the deposit amounts taken by MFC Corporate Services as a licensed bank. The deposit liabilities were generally non-interest-bearing. During 2006, MFC Corporate Services paid interest on certain selected deposit accounts at interest rates up to 3.5% per annum. The deposit liabilities were due within a short-term of notice. In 2007, MFC Corporate Services voluntarily surrendered its banking services and, since then, has not taken any deposits.

In November 2006, the Group borrowed from a bank a short-term credit for financing the purchase of MFC Corporate Services. In 2007, the Company refinanced the amount with a short- and long-term loan. The short-term loan of $8,891 (€6,150) is due on August 31, 2008 at a fixed interest rate. The long-term loan is $20,955 (€14,350) and is included in long-term debt (Note 16).

Short-term trading loans are used to finance the Group's day-to-day business, primarily trade financing and trading in commodities and natural resources. As at December 31, 2007, the Group had unsecured credit facilities aggregating $216,493 from banks for the commodities and natural resources trading. The banks generally charge an interest rate at inter-bank rate plus an interest margin. The facilities are renewable on a yearly basis. In addition, the Group also has unsecured credit facilities aggregating $65,327 from banks for structured trade finance ("STF"), a special trade financing. The margin is negotiable when the facility is used. As at December 31, 2007, the Group did not draw on these STF credit facilities.

Note 15. Trade and other payables and accrued expenses

	2007	2006
Purchase of MFC Corporate Services	$ —	$15,809
Trade payables	46,164	10,458
Interest on MFC Preferred Shares	4,080	—
Other interest	283	300
Due to affiliates	494	332
Other payables	5,695	9,980
	$56,716	$36,879

The trade payables arise from the Group's day-to-day trading activities, and included $648 and $2,592, respectively, due to affiliates as of December 31, 2007 and 2006. The terms with affiliates in the normal course of the Group's trading activities are no different from third parties.

The Group's expenses for services, consulting and other operational expenses are included in other payables.

Note 16. Long-term debt

	2007	2006
Convertible bonds, $5,000 at both December 31, 2007 and 2006, interest fixed at 4.5% per annum (effective interest rate at 8.36%) and payable semi-annually, unsecured, and due in July 2015 or an earlier date*	$ 3,920	$3,842
Due to a bank, €1,680 at December 31, 2007, on an EURIBOR one month basis plus an interest margin (5.42% at December 31, 2007) and payable quarterly, unsecured and due in October 2009	2,453	—
Due to a bank, €14,350 at December 31, 2007, interest fixed at 3.7% per annum and payable quarterly, secured by the Austrian Government guarantee as issued by Oesterr. Kontrollbank AG (OeKB AG) and due in January 2012 (Note 14)	20,955	—
Bonds payable, interest fixed at 5% per annum, principal and interest due December 2016, unsecured	740	868
Mortgage payable, secured by real estate and repaid in 2007	—	200
	28,068	4,910
Less: current portion	—	(200)
	$28,068	$4,710

* On July 3, 2006, the Company entered into a trust indenture agreement with respect to the issuance of convertible bonds up to an aggregate principal amount of $50,000. In 2006, $5,000 bonds were issued. The bonds are due on the maturity date of July 3, 2015 or an earlier date (which is defined as the date of the third or fifth anniversary of the indenture) if the holder elects. Holders of the convertible bonds can convert all or parts of their bonds into the Company's Class A common shares anytime in accordance with the terms in the trust indenture agreement. The conversion price is the base conversion price increased by 5% (compounded) on the anniversary of the indenture following the relevant issue date, as defined in the trust indenture. 20% of the proceeds were assigned to the fair value of the equity component of the convertible bonds, based on the market comparison approach.

As of December 31, 2007, the principal maturities of debt are as follows

Maturity	
2008	$ —
2009	2,453
2010	—
2011	—
2012	20,955
Thereafter	4,660
	$28,068

Note 17. Long-term financial liabilities

In November 2006, Redas Tracking Corp. ("RTC", a wholly-owned subsidiary of MFC) as the issuer, MFC as the guarantor and KHD as the beneficiary entered into a Tracking Stock Agreement. RTC has agreed to make available to KHD its commercial interest in certain common shares of a Germany company (Note 9). KHD's consideration amounted to $9,357, which is shown as a long-term financial liability in MFC's consolidated balance sheet. MFC has agreed to guarantee RTC's performance obligations under the Tracking Stock Agreement. The Tracking Stock Agreement terminates only upon the occurrence of a termination event as defined in the Tracking Stock Agreement. At such time, the Tracking Stock Agreement will be automatically terminated upon payment of the tracking stock participation related to the respective termination event and any other unpaid monies, in accordance with the terms and conditions of the Tracking Stock Agreement.

Note 18. Long-term liabilities, preferred shares

As of December 31, 2007 and 2006, the Group had MFC Preferred Shares outstanding which have an aggregate redemption value of Cdn$127,866 and all of which are held by KHD. In the legal format, MFC Preferred Shares are share capital of the companies and, accordingly, they are ranked behind the companies' creditors in the event of liquidation, dissolution or winding up of the companies. MFC Preferred Shares were created in connection with the separation of MFC from KHD in 2006. MFC Preferred Shares are classified as financial liabilities by the Company under IAS 32, as MFC Preferred Shares are retractable by the holder.

The Class B preferred shares of MFC, which are issued in series, are non-voting and, subject to the law of Barbados, pay an annual dividend of 4.4367% on December 31 of each year, commencing December 31, 2007. MFC may, at its option and at any time, redeem all or any number of the outstanding Class B preferred shares. Beginning December 31, 2011 and each year thereafter, the holder of Class B preferred shares is entitled to cause MFC to redeem up to that number of Class B preferred shares which have an aggregate redemption amount equal to but not exceeding 6⅔% of the redemption amount of the Class B preferred shares then outstanding. In the event of liquidation, dissolution or winding up of MFC, the holder of the Class B preferred shares is entitled to receive in preference and priority over the common shares and Class A common shares of MFC, an amount equal to the Class B redemption amount plus any declared and unpaid dividends thereon. No class of shares may be created or issued ranking, in the event of liquidation, dissolution or winding up of MFC, as to capital or dividend prior to or on parity with the Class B preferred shares without the prior approval of holder of the Class B preferred shares.

Pursuant to the loan agreement and pledge agreement, KHD had an inter-corporate indebtedness due to MFC of $31,751 (Cdn$37,000) as at December 31, 2006, as evidenced by a promissory note. The promissory note bears interest at 4.4367% per annum, with the first annual interest payment to be made on December 31, 2007. Beginning December 31, 2011 and each year thereafter, KHD will repay a principal amount of Cdn$2,467 each year, over a 15-year period. Under the pledge agreement, KHD deposits in pledge with MFC the collateral (KHD's investment in Class B preferred shares in MFC) to be held for the benefit of MFC as continuing security for the due payment of the promissory note.

Under the letter agreement, KHD and MFC agreed that at any time KHD repays to MFC any portion of the principal amount of the promissory note, MFC shall redeem not less than Cdn$3.34784 Class B preferred shares for every Cdn$1 promissory note repaid. The two parties also agreed that at any time MFC redeems or retracts its Class B preferred shares, KHD shall repay to MFC Cdn$0.2987 of the promissory note for every Cdn$1 Class B preferred shares redeemed. Since KHD meets the criteria outlined in IAS 32, MFC preferred shares are offset and reduced by KHD's promissory note owing to MFC and the net amount is reported in MFC's consolidated balance sheet. As a result of the offset, MFC had a net financial liability of Cdn$90,866 due to KHD at both December 31, 2007 and 2006. As a result of the fluctuation of exchange rate between Canadian and U.S. dollars, MFC reported $91,956 and $77,976 as the financial liabilities in its consolidated balance sheet as at December 31, 2007 and 2006, respectively. Accordingly, MFC reported a currency translation adjustment loss of $13,980 which was included in equity as at December 31, 2007.

Note 19. Common stock

In December 2005, KHD, being the sole shareholder of MFC, decided to reorganize the share capital structure of MFC. Please refer to Note 1(i). On January 31, 2006, 13,635,383 Class A common shares without par value were distributed by KHD to its shareholders on a one-to-one basis.

New issue of common shares

There was no issuance of new shares in 2007.

In July 2006, 3,408,846 Class A common shares of the Company were issued to Mass Employees Incentive Corporation for $2,591 in cash.

Shareholder rights plan agreement

On July 2, 2006, the Company entered into a shareholder rights plan agreement with a corporate trust company as the rights agent. Pursuant to a rights plan, the board of directors of the Company authorized and declared a distribution of one right in respect of each common share outstanding at the close of business on July 2, 2006 and authorized the issuance of one right in respect of each common share issued after the record time and prior to the earlier of the separation time and the expiration time. Each right entitles the holder, after the separation time but before expiration time, to purchase securities of MFC pursuant to the terms and condition set forth in the shareholder rights plan agreement. The expiration time is the date of termination of the 2025 annual meeting of shareholders of MFC, or earlier if one of the events (as defined in the shareholder rights plan agreement) occurs.

Note 20. Retained earnings

Prior to January 31, 2006, MFC was a wholly-owned subsidiary of KHD. Following its parent company, MFC prepared its financial statements in conformity with Canadian GAAP which conformed in all material respects with those of IFRS, except for the accounting for securities at fair value through profit or loss.

Under IFRS, securities at fair value through profit or loss are marked to market with changes in fair value are debited or credited to profit and loss account. Under the Canadian GAAP prior to January 1, 2007, the short-term securities were recorded at the lower of cost or market. The accounting difference between Canadian GAAP and IFRS with respect to the short-term securities held by the Group as of December 31, 2005 has been reconciled in Note 1(d).

Note 21. Consolidated statement of operations

Revenues

The majority portion of the revenues are derived from sales of commodities and natural resources and the related logistics business. The remaining portion are derived from provision of consulting and financial services and net gain on the securities.

The Group's revenues also included the following items:

	2007	2006
Interest income	$10,513	$ 3,457
Dividend income	4,066	438
Gains on securities at fair value through profit or loss*	27,150	25,263
Realized gain on available-for-sale securities	55	—
Gains on sales of subsidiaries and an equity method investee	7,479	—
Fair value gain on derivatives	1,559	—

* including a holding gain on change in fair value of securities of $9,842 in 2007

Expenses

The Group recognized a valuation allowance for inventory of $1,101 and $nil, respectively, in 2007 and 2006. The Group recognized impairment losses on its loans and receivables of $3,487 and $4,005, respectively, in 2007 and 2006. In 2006, the Group recognized impairment losses of $5,231 on its long-term securities. These impairment losses were included in cost of sales.

Note 22. Income taxes

MFC is a company organized under the laws of Barbados and is licensed as an "international business company" under the Barbados *International Business Companies Act, 1991* (as amended). As an international business company MFC is subject to Barbados income tax at regressive rates ranging from 2.5% to 1%; such rates being 2.5% on all profits and gains up to Barbados dollars ("Bds") $10,000, 2% on all profits and gains exceeding Bds$10,000 but not exceeding Bds$20,000, 1.5% on all profits and gains exceeding Bds$20,000 but not exceeding Bds$30,000 and 1% on all profits and gains in excess of Bds$30,000. Barbados does not levy any form of tax on capital gains, nor does it subject MFC to tax on earnings of foreign corporations in which MFC has an equity interest. As at December 31, 2007, Bds$2 approximated $1.

A reconciliation of the provision for income taxes calculated at applicable statutory rates in Barbados to the provision in the consolidated statements of income is as follows:

	2007	2006
Income before income taxes and minority interests from continuing operations	$49,858	$15,246
Computed provision for income taxes at statutory rates	$ 1,246	$ 381
Increase (decrease) in taxes resulting from:		
Statutory tax rate differences	2,546	(948)
Non-taxable income	(2,655)	(701)
Non-deductible expense	2,473	2,849
Permanent differences: capital gains	(3,259)	(910)
Change in valuation allowance	348	170
Other, net	125	16
Provision for income taxes	$ 824	$ 857
Consisting of:		
Current taxes	$ 741	$ 368
Deferred taxes	83	489
	$ 824	$ 857

The tax effect of temporary differences and tax loss carryforwards that give rise to significant components of deferred tax assets and liabilities are as follows:

	2007	2006
Tax loss carryforwards	$ 676	$ 261
Other	(293)	(111)
Valuation allowance	(169)	—
	$ 214	$ 150
Deferred tax assets and liabilities are included in the consolidated balance sheet as follows:		
Deferred tax assets	$ 368	$ 318
Deferred tax liabilities	(154)	(168)
Net deferred tax assets	$ 214	$ 150

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or before the tax loss carryforwards expire. Management considers the scheduled reversal of future tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management believes it is more likely than not that the Group will realize the benefits of these future income tax assets, net of the valuation allowances.

At December 31, 2007, the Group had estimated accumulated non-capital losses which expire in the following countries as follows:

Country	Amount	Expiration dates
Austria	$2,025	Indefinite
Canada	397	2037
China	143	2012

Note 23. Earnings per share

Earnings per share data for years ended December 31 is summarized as follows:

	2007	2006
Profit attributable to shareholders of Class A common shares	$48,492	$14,223
Effect of dilutive securities: Interest on convertible bonds	179	180
Diluted earnings	$48,671	$14,403

	Number of shares	
	2007	2006
Weighted average number of common shares outstanding — basic	17,044,229	15,307,118
Effect of dilutive securities: convertible bonds	6,265,664	2,736,293
Weighted average number of common shares outstanding — diluted	23,309,893	18,043,411

Note 24. Consolidated statement of cash flows

The consolidated statement of cash flows is prepared in accordance with IAS 7, *Cash Flow Statements*.

Supplemental disclosure with respect to consolidated statements of cash flows

Interest paid on a cash basis was $10,042 and $5,171 in 2007 and 2006, respectively. Income tax paid on a cash basis was $319 and $131 in 2007 and 2006, respectively.

Interest received on a cash basis was $10,438 and $3,684 in 2007 and 2006, respectively. Dividend received on a cash basis was $2,990 and $438 in 2007 and 2006, respectively.

In addition to nonmonetary transactions that are disclosed elsewhere in the consolidated financial statements, the Group had the following significant nonmonetary transactions in 2007: (1) the Group settled a payable of $2,296 due to an affiliate by delivery of certain trading securities at their fair market value; (2) the Group acquired short-term available-for-sale securities with fair market value of $8,878 from the affiliate by issuing a promissory note; and (3) the Group settled the promissory of $8,878 by delivery of certain trading securities at the fair value. The Group did not have significant nonmonetary transactions in 2006.

Note 25. Related party transactions

In the normal course of its operations, the Group enters into transactions with related parties which include affiliates which the Group has a significant equity interest (10% or more) in the affiliates or has the ability to influence the affiliates' operating and financing policies through significant shareholding, representation on the board of directors, corporate charter and/or bylaws. In the normal course of business, the Group enters into sales, service and financing transactions with these related parties. All transactions with related parties are conducted on the same commercial terms that are normally conducted with unrelated third parties.

In addition to transactions disclosed elsewhere in these consolidated financial statements, the Group had the following transactions with affiliates:

Year ended December 31	2007	2006
Sales of goods	$ 2,172	$ 37,372
Interest income	1,436	69
Fee income	5,763	2,323
Dividend income	3,982	389
Purchases of goods	103,025	208,282
Interest expense*	3,853	50
General and administrative/fee expense	260	368

* including interest on MFC Preferred Shares

Furthermore, the Group recognized credit losses of $1,593 and $1,118, respectively, relating to receivables from affiliates in 2007 and 2006. In 2007, the Group acquired common shares of $64 in a non-wholly-owned subsidiary from an affiliate and sold an investment in a private company to the same affiliate for $50. The Group also paid management fees of $53 and $72, respectively, in 2007 and 2006 to a corporation of which one of MFC's former directors (who resigned in October 2007) is an officer.

Note 26. Commitments and contingencies

Leases

Future minimum commitments under long-term non-cancellable leases are as follows:

Year	Amount
2008	$ 954
2009	556
2010	22
2011	10
2012	—
Thereafter	—
	$1,542

Rent expense was $984 and $766 for the years ended December 31, 2007 and 2006, respectively.

Litigation

The Company and its subsidiaries are subject to litigation in the normal course of business. Management considers the aggregate liability which may result from such litigation not material at December 31, 2007.

Guarantees

As at December 31, 2007, the Group had issued guarantees up to a maximum of $371,737 to its trading and financing partners in the normal course of its commodities and natural resources trading activities. As of December 31, 2007, $59,809 has been used and outstanding, and there has been no claim against the guarantees.

Commitment

The Group has granted a credit facility up to $20,000 to an affiliate, of which $12,852 had been drawn and outstanding as at December 31, 2007. The credit facility is to expire on December 31, 2012 or, if extended, June 30, 2013 (Note 3).

As at December 31, 2007, the Group had open purchase contracts aggregating $2,399 and open sale contracts aggregating $8,750, with respect to its commodities and natural resources trading.

Note 27. Financial instruments

The fair value of financial instruments at December 31 is summarized as follows:

	2007		2006	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial Assets				
At fair value through profit or loss:				
Cash and cash equivalents	$183,903	$183,903	$99,078	$99,078
Short-term securities	39,904	39,904	36,603	36,603
Derivative assets	458	458	—	—
Loans and receivables:				
Loans	13,861	15,319	7,587	7,587
Current receivables*	35,494	35,494	28,587	28,587
Non-current receivables	972	972	625	625
Available-for-sale securities that have a quoted market price in an active market:				
Short-term securities	5,811	5,811	—	—
Long-term securities	4,528	4,528	3,370	3,370
Available-for-sale instruments that do no have a quoted market price in an active market:				
Long-term securities, unlisted	1,461	1,461	33	33
Restricted stock:				
Short-term securities	269	269	184	184
Long-term securities	9,357	9,357	9,357	9,357
Fair value hedge:				
Derivative assets	1,101	1,101	—	—
Financial Liabilities				
Other financial liabilities:				
Current financial liabilities	85,185	85,185	53,000	53,000
Payables and accrued expenses	56,716	56,716	36,879	36,879
Debt	28,068	26,212	4,910	4,855
Long-term financial liabilities	9,357	9,357	9,357	9,357
MFC Preferred Shares	91,956	91,956	77,976	77,976

* not including derivative financial instruments

The fair value of cash and cash equivalents is based on reported market value. The fair values of listed investments are based on quoted market prices. The unlisted securities are based on their estimated net realizable values. The fair values of current receivables, financial liabilities and payables and accrued expenses, due to their short-term nature and normal trade credit terms, approximate their carrying values. The fair values of non-current receivables, long-term debt and long-term financial liabilities are determined using discounted cash flows at prevailing market rates of interest for a similar instrument with a similar credit rating. The fair values of the derivative financial instruments are based on a quoted price or the Group's valuation techniques if the quoted price is not available. The fair values of MFC Preferred Shares are determined by the Group's valuation process. Restricted stock is not considered to be quoted in an active market and their carrying amounts are deemed to be their fair values. The long-term financial liability and the long-term restricted securities offset each other.

Generally, management of the Group believes that the current financial assets and financial liabilities, due to their short-term nature, do not pose significant financial risks. The Group uses various financial instruments to manage its exposure to various financial risks. The policies for controlling the risks associated with financial instruments include, but are not limited to, standardized company procedures and policies on matters such as hedging of risk exposures, avoidance of undue concentration of risk and requirements for collateral (including letters of credit) to mitigate credit risk.

Many of the Group's strategies, including the use of derivative instruments and the types of derivative instruments selected by the Group, are based on historical trading patterns and correlations and the Group's management's expectations of future events. However, these strategies may not be fully effective in all market environments or against all types of risks. Unexpected market developments may affect the Group's risk management strategies during this time, and unanticipated developments could impact the Group's risk management strategies in the future. If any of the variety of instruments and strategies the Group utilizes are not effective, the Group may incur losses.

The nature of the risk that the Group's financial instruments are subject to is set out in the following table:

	Risks				
			Market risks		
Financial instrument	**Credit**	**Liquidity**	**Currency**	**Interest rate**	**Other price**
Cash and cash equivalents	X		X	X	
Securities			X	X	X
Derivative assets	X	X	X		X
Loans and receivables	X		X	X	
Financial liabilities		X	X		
Payables and accrued expenses		X	X		
Long-term debt			X	X	
MFC Preferred Shares			X		

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. Short-term financial assets and financial liabilities are generally not exposed to interest rate risk, because of their short-term nature. The majority of the Group's long-term debt is not exposed to interest rate cash flow risk as the interest rate has been fixed, though they are exposed to interest rate price risk.

Sensitivity analysis:

At December 31, 2007, if interest rates at that date had been 50 basis points (0.50% per annum) lower or higher with all other variables held constant, there would have been no material impact on the Group's after-tax net income or other components of equity.

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. Financial instruments which potentially subject the Group to concentrations of credit risk consist of cash and cash equivalents, derivatives and loans and receivables. The Group has deposited the cash and cash equivalents with reputable financial institutions, from which management believes the risk of loss to be remote. The Group has trade receivables from various entities including customers and affiliates and they are not concentrated in any specific geographic area. Management does not believe that any single customer or geographic region represents a significant credit risk. Credit risk concentration with respect to trade receivables is limited due to the Group's large and diversified customer base. Credit risk from trade receivables is remote since the customers generally have high credit quality and/or provide letters of credit, bank guarantees, credit insurance and other credit enhancements. The credit ratings are performed by the Group internally. Generally, the trade receivables are factored under a non-recourse financing agreement with a bank upon invoicing.

The credit period for trade receivables is between 14-175 days, depending on product type, sale market and export country. As at December 31, 2007, and the Group provided for an allowance for credit losses of $3,021 for the past due accounts.

The Group had a few loans outstanding as at December 31, 2007. The Group from time to time makes loans to affiliates or third parties as part of the Group's propriety investments. Due to the nature of the propriety investments which involve a great deal of work to analyze and monitor a company's business and financial information, management does not believe that any single borrower represents a significant credit risk.

The maximum credit risk exposure as at December 31, 2007 is computed as follows:

Amounts recognized on the consolidated balance sheet	
Cash and cash equivalents	$183,903
Derivative assets	1,559
Loans and receivables	50,327
	235,789
Amount of credit facility committed but not drawn (Note 26)	7,148
Amount of indebtedness due from KHD and offset by MFC Preferred Shares (Note 18)	37,446
Guarantees (Note 26)	371,737
Maximum credit risk exposure	$652,120

As at December 31, 2007, the Group had issued guarantees up to a maximum of $371,737 to its trading and financing partners in the normal course of its commodities and natural resources trading activities. As of December 31, 2007, $59,809 has been used and outstanding, and there has been no claim against the guarantees. In the past two years, no claim has been made against the guarantees issued by the Group. Typically, these guarantees are issued on behalf of the Group's trading and financing partners and, in case of non-performance by a trading or financing partner and a claim is made against the Group, the Group can make the claim against the defaulting trading or financing partner to recover the loss.

Currency risk

Currency risk is the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. Currency risk does not arise from financial instruments that are non-monetary items or from financial instruments denominated in the functional currency. The Group operates internationally and is exposed to risks from changes in foreign currency rates, particularly Euros and U.S. dollars. In order to reduce the Group's exposure to foreign currency risk, the Group may use foreign currency forward contracts and options to protect its financial position. As at December 31, 2007 and 2006, the Group did not have any currency derivative financial instruments outstanding.

Sensitivity analysis:

The major trading currencies of the Group are U.S. dollars and Euro.

At December 31, 2007, if the U.S. dollar had weakened 10% against the local functional currencies with all other variables held constant, after-tax net income for the year would have been $5,687 higher. Conversely, if the U.S. dollar had strengthened 10% against the local functional currencies with all other variables held constant, after-tax net income would have been $4,585 lower. The reason for such change is primarily due to certain Euro- and Canadian dollar-denominated financial assets held an entity whose functional currency is U.S. dollars. There would have been no material impact on other components of equity in either case.

At December 31, 2007, if the Euro had weakened 10% against the local functional currencies with all other variables held constant, after-tax net income for the year would have been $3,986 lower. Conversely, if the Euro had strengthened 10% against the local functional currencies with all other variables held constant, after-tax net income would have been $3,982 higher. The reason for such change is primarily due to certain Euro-denominated financial assets held by entities whose functional currency is not Euros. There would have been no impact on other components of equity in either case.

Other price risk

Other price risk is the risk that the value of a financial instrument will fluctuate as a result of changes in market prices, whether those changes are caused by factors specific to the individual instrument or its issuer or factors affecting all instruments traded in the market. The Group's other price risk includes equity price risk with respect to the Group's investments in securities. The Group does not hold any asset-backed securities.

The Group buys and sells commodities future contracts on the London Metal Exchange. These contracts usually meet the conditions for fair value hedges as stipulated in IAS 39 and management concludes that these fair value hedges are highly effective in achieving offsetting changes in fair value attributable to the hedged risk, consistently with the originally documented risk management strategy for that particular hedging relationship. Accordingly, the Group does not have any material commodities price risk with respect to its commodities derivative contracts because any fair value change on the hedging instrument will be offset by the change in the carrying amount of the hedged item.

Sensitivity analysis:

At December 31, 2007, if the equity price in general had weakened 10% with all other variables held constant, after-tax net income for the year would have been $3,816 lower, and other components of equity would have been $978 lower. Conversely, if the equity price in general had strengthened 10% with all other variables held constant, after-tax net income would have been $3,702 higher, and other components of equity would have been $978 higher.

Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments. The Group is not subject to material liquidity risks because of its strong cash balance and working capital position.

Generally, trades payables are due within 60 days and other payables and accrued expenses are due within one year. Please also refer to Note 16 for debt maturity schedule.

As of December 31, 2007, the Group did not have significant purchase obligations (Note 26).

The Company has granted a credit facility up to $20,000 to an affiliate, of which $12,852 had been drawn and was outstanding as at December 31, 2007. An amount of $7,148 can be drawn by the affiliate at any time.

Cash flow risk

Cash flow risk is the risk that future cash flows associated with a monetary financial instrument will fluctuate in amount. The Group is not exposed to material cash flow risk as the Group does not have significant long-term floating interest rate financial assets and financial liabilities.

Concentration risk

Management determines the concentration risk threshold amount as any single financial asset (or liability) exceeding 10% of the aggregate financial assets (or liabilities) in the Group's consolidated balance sheet. The Group identified that MFC Preferred Shares represented a material concentration risk as at December 31, 2007, which had a carrying value of $91,956. The sole holder of MFC Preferred Shares is KHD. There is one common director between MFC and KHD. MFC Preferred Shares are share capital in legal format, although they are classified and presented as financial liabilities in the consolidated financial statements in accordance with IAS 32.

The Group regularly maintains cash balances in financial institutions in excess of insured limits. The Group has deposited the cash and cash equivalents with reputable financial institutions, and management believes the risk of loss to be remote.

In addition to information disclosed elsewhere in these financial statements, the Group had significant items of income, expenses, and gains and losses resulting from financial assets and financial liabilities which were included in the result of operations in 2007 as follows:

	2007
Net gains on financial liabilities measured at amortized cost (debt extinguishment)	$ 466
Total interest income on financial assets not at fair value through profit or loss	1,437
Total interest expense on financial liabilities not at fair value through profit or loss	4,149*
Total dividend income on financial assets at fair value through profit or loss	84
Total dividend income on financial assets classified as available-for-sale	2,366
Fee income arising from financial assets that are not at fair value through profit or loss	4,218
Fee expense arising from financial liabilities that are not at fair value through profit or loss	10

* including expense of $3,853 on MFC Preferred Shares

Note 28. Segment information

The Group has one principal business which is merchant banking business whose principal activities focus on provision of financial services. This includes financial advisory services, proprietary investing and trading activities on an international basis which are facilitated by the Group's trading subsidiaries. The Group seeks investments in many industries, emphasizing those business opportunities where the perceived intrinsic value is not properly recognized. The Group uses its financial and management expertise to add or unlock value within a relatively short time period. The Group also trades in commodities and natural resources, engages in logistics business and provides trade financing. The business activities of the financial services and trading are integrated and interdependent as the Group deals with some of its major clients or customers in both financial services and trading activities. Services to these clients and customers share the use of the same pool of human and capital resources with respect to finance, accounting, general support and risk management.

The Group also has trading in medical equipment, instruments and supplies. The Group does not consider this trading activity as a reportable segment as none of its revenue, profit or loss and assets, both individually and in aggregate, results in 10% or more of the combined revenue, profit or loss or assets.

The Company is incorporated in Barbados and maintains an office in Hong Kong SAR, China. The majority of merchant banking activities are conducted through its office in Europe.

The following table presents revenues by geographic areas based upon the customers' location:

	2007	2006
Africa	$ 3,551	$ 189
Asia	35,935	26,544
Europe	450,919	405,789
North America	53,543	10,038
	$543,948	$442,560

There were no revenue concentrations by customer in 2007 and 2006.

The following table presents non-current assets (other than financial instruments, deferred tax assets) by geographic area based upon the location of the assets:

	2007	2006
Asia	$ 284	$ 215
Europe	4,938	4,511
North America	524	—
	$ 5,746	$ 4,726

Note 29. Information about members of the board of directors

The following table set forth the names of MFC's directors as at December 31, 2007:

Director	Residency
Michael Smith	Hong Kong SAR, China
Eugene Chen	Shanghai, China
Ravin Prakash	New Delhi, India

During 2007, the Group did not pay any director fees, nor grant any stock options to its directors. At December 31, 2007, the directors beneficially owned the following Class A common shares in the Company:

Director	Number of shares
Michael Smith	85,000
Eugene Chen	None
Ravin Prakash	None

Note 30. Number of employees

As of December 31, 2007, the Group had 119 employees.

CORPORATE INFORMATION

DIRECTORS

Michael Smith
Director since 1997

Eugene Chen
Director since 2005

Ravin Prakash
Director since 2005

MAJOR OFFICES

Hong Kong, China
Suite 803, 8th Floor
Dina House, Ruttonjee Centre
11 Duddell Street
Central, Hong Kong SAR, China
Telephone: (852) 2840 1230
Email: mfc@massfinancialcorp.hk

Vienna, Austria
21st Floor
Millennium Tower
Handelskai 94-96
1200 Vienna, Austria
Telephone: (43) 1 24025 0
Email: office@mfc-commodities.com

Shanghai, China
36th, Tower 1
Kerry City
218 Tianmu Road West
200070 Shanghai, P.R. China
Telephone: (86) 21 6353 1818
Email: office@mfc-china.com

NORTH AMERICAN CONTACT

R. Randall
Telephone: 1604 408-8538
Email: rrandall@bmgmt.com

TRANSFER AGENT

Computershare Trust Company
510 Burrard Street
Vancouver, B.C. V6C 3B9
Canada

INCORPORATION

Barbados

AUDITORS

RSM Hemmerlrath GmbH
Wirtschaftsprüfugsgesellschaft
Steuerbertungsgesellschaft
Maximilianstraße 35
80539 München
Germany

WEBSITE

www.massfinancialcorp.com

APPENDIX A

REPORTING OBLIGATIONS

The following is a list identifying the information referred to in paragraph (b)(1)(I) of Rule 12g3-2 and stating when and by whom it is required to be made public, filed with any such exchange, or distributed to security holders of Mass Financial Corp. ("Mass").

1. Pursuant to Division G *Financial Disclosure* of the *Companies Act* (Barbados) (the "Act"), specifically section 147 in connection with sections 152 and 156 thereof, audited annual financial statements must be sent to every shareholder of Mass within six months of the end of the financial period to which they relate and not less than fourteen calendar days before the date of Mass' annual general meeting.

2. Pursuant to Division E *Shareholders of Companies* and Division F *Proxies* of the Act, Mass is required to convene and hold an annual meeting of its shareholders. Mass must send to its shareholders a management proxy circular describing all matters to be dealt with at the annual meeting.

RECEIVED
2008 JUL -8 A 6:01

MASS FINANCIAL CORP.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting (the "Meeting") of shareholders of Mass Financial Corp. (the "Company") will be held at Unit 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, SAR, China on Monday, July 07, 2008 at 10:00 a.m. (local time) for the following purposes:

1. To receive the Chairman's/President's Report and to consider any matters arising therefrom.
2. To consolidate all of the Class B Preferred Shares of the Company into a total of 127,866 Class B Preferred Shares.
3. Submission of the amended By-laws to the shareholders of the Company.
4. To confirm, by ordinary resolution, the amended By-laws.
5. To receive the financial statements for the fiscal year ended December 31, 2007 and the Directors' and Auditors' Reports thereon.
6. To elect Directors in accordance with the amended By-laws: Class 1 director: Michael Smith for three years, Class 2 director: Ravin Prakash for one year and Class 3 director: Eugene Chen for two years.
7. To appoint RSM Hemmelrath GmbH as the auditors for the Company and to authorize the directors to fix the remuneration of the auditors
8. To approve, by ordinary resolution, the amended shareholders' rights plan agreement.
9. To reconfirm, by special resolution, the corporate mobility authorization of the directors.
10. To transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Management Proxy Circular (the "Circular"), the Proxy, the Annual Report and the audited financial statements of the Company for the financial year ended December 31, 2007. These documents provide additional information relating to the matters to be dealt with at the Meeting and form part of this Notice. Except where indicated in the Management Proxy Circular, only Class A Common Shares are entitled to vote.

The record date for determining which shareholders shall be entitled to receive notice of the Meeting and have given notice thereof by advertisement as required by the *Companies Act*, Cap. 308 is the close of business of the day immediately preceding the day on which the notice is given.

Your vote is important regardless of the number of shares that you own. Registered shareholders who are unable to attend the Meeting in person are asked to sign, date and return the enclosed Proxy relating to the Class A Common Shares, or the Class B Preferred Shares, as the case may be.

To be effective, Proxies must be duly completed and signed and then deposited with the Company Unit 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, SAR, China at least 48 hours (as set out under the Laws of Barbados) prior to the scheduled commencement of the Meeting or adjournments thereto.

TEXT OF SPECIAL RESOLUTIONS

"Each 1,000 of the Class B Preferred Shares of the Company be and herewith are consolidated into 1 Class B Preferred Share."

"The corporate mobility resolution be and herewith is reconfirmed"

DATED at Hong Kong, effective the 15th day of June, 2008.

BY ORDER OF THE BOARD OF DIRECTORS OF MASS FINANCIAL CORP.

By:

Michael J. Smith
President and Director
Dated: June 15, 2008

Mass Financial Corp.

Management Proxy Circular

Company No: 22314

This Management Proxy Circular accompanies the Notice of the Annual Meeting of Shareholders of Mass Financial Corp. (the "Company") to be held at Unit 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, SAR, China on Monday, July 07, 2008 at 10:00 a.m. local time (the "Meeting") and is furnished in connection with the solicitation by the management of the Company of proxies for use at the Meeting, or any adjournment thereof.

GENERAL INFORMATION FOR THE MEETING

All references to "shareholders" therein are to registered shareholders of the Company's Class A Common Shares (the "Common Shares"), unless otherwise specifically stated or the context otherwise requires.

Solicitation of Proxies

This Management Proxy Circular accompanies the Notice of Meeting and is furnished to shareholders in connection with the solicitation by Management of the Company of proxies to be voted at the Meeting. It is expected that the solicitation will be by mail, but may be supplemented by telephone or other personal contact to be made by regular officers and employees of the Company without special compensation. The cost of solicitation will be borne by the Company. The Company does not reimburse shareholders, nominees or agents for the costs incurred in obtaining authorization to execute forms of proxy.

Record Date

The record date for determining which shareholders shall be entitled to receive notice and material of the Meeting is the close of business of the date immediately preceding the day on which the notice is given. Only shareholders of record as of the Record Date are entitled to receive notice of the Meeting.

Appointment of Proxyholders

The following information respecting appointment of proxyholders and the revocation of proxies is generally applicable only to registered shareholders, being persons who are named as holders of Common Shares, or as the case may be any other shares eligible for voting, on the register of shareholders. Beneficial shareholders are not entitled, as such, to vote at the Meeting through a proxy. Regulatory policy requires intermediaries to seek voting instructions from beneficial shareholders in advance of the Meeting. Beneficial shareholders should carefully follow the instructions of their intermediary, including those on how and when voting instructions are to be provided, in order to have their Common Shares voted at the Meeting.

The persons named in the accompanying Proxy are directors and/or officers of, or appointed by, the Company and are nominees of the Company's management. **A shareholder has the right to appoint a person (including himself) to attend and act on his behalf at the Meeting, other than the person or persons named in the enclosed proxy.** To exercise this right, a shareholder must strike out the names of the nominees of management named in the form of proxy the shareholder is signing and insert his name or the name of his nominee in the blank space provided on the proxy. A person appointed as a proxyholder need not be a shareholder of the Company.

A Proxy will only be valid if it is duly completed and signed as set out below and then deposited with the offices of the Company no later than 48 hours (as set out under the Laws of Barbados) prior to the scheduled commencement of the Meeting or adjournments thereto. Completed Proxies may also be deposited with the Chairman of the Meeting immediately prior to its commencement.

A Proxy must be duly signed by the registered shareholder or its attorney or, if the registered shareholder is a corporation, it must either be executed under its common seal or signed by a duly authorized officer.

Revocation of Proxies

A registered shareholder who has submitted a Proxy may revoke it by:

(a) signing a proxy bearing a later date and depositing it at the place and within the time before the Meeting as described above;

(b) signing and dating a written notice of revocation (in the same manner as the Proxy is required to be executed, as set out in the notes to the Proxy) and delivering the same to the Company at Unit 803, 8th Floor, Dina House, Ruttonjee Centre, 11 Duddell Street, Central, Hong Kong, SAR, China (Fax no. +852-28401260) at any time up to and including 4:00 p.m. (Hong Kong time) on the last business day preceding the day of the Meeting at which the proxy is to be used, or to the Chairman of the Meeting on the day, and prior to the scheduled commencement, of the Meeting;

(c) attending the Meeting in person (or if the shareholder is a corporation, by an authorized representative of the corporation attending the Meeting and registering with the scrutineer thereat as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

(d) in any other manner provided by the applicable law.

Only registered shareholders have the right to revoke a proxy.

Voting of Securities and Exercise of Discretion of Proxies

The shares represented by proxies in favour of management nominees will be voted in favour of the respective matter on any ballot that may be called for, or otherwise, except where the holder has instructed to withhold the vote. **WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY (EXCEPT IN RESPECT OF THE NAMED DIRECTORS AND AUDITORS) AND WILL BE A VOTE FOR**

1. Consolidation of all of the Class B Preferred Shares of the Company into a total of 127,866 Class B Preferred Shares.
2. Approval of the amended By-laws.
3. Election of the directors: Class 1 director: Michael Smith for three years, Class 2 director: Ravin Prakash for one year and Class 3 director: Eugene Chen for two years.
4. Appointment of RSM Hemmelrath GmbH as the auditors for the Company and authorization for the directors to fix the remuneration of the auditors.

5. Approval of the amended shareholder rights plan agreement.
6. Approval and reconfirmation of the corporate mobility authorization of the directors.

THE ENCLOSED FORM OF PROXY ALSO CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT(S) OR POSTPONEMENT(S) THEREOF IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE. At the time of printing this Management Proxy Circular, management of the Company knows of no such amendments or variations or other matters to come before the Meeting.

CONSOLIDATION OF CLASS B PREFERRED SHARES

The directors of the Company propose to consolidate the issued 127,866,000 Class B Preferred Shares such that each 1,000 Class B Preferred Shares be consolidated into 1 new such share and, after consolidation, a total of 127,866 Class B Preferred Shares are issued (**"Consolidation"**). The holders of Class B Preferred Shares are not entitled to vote on this matter since the Consolidation will not add, change or remove any of the rights, privileges, restrictions or conditions attached to such class.

Shareholders will be asked to vote by way of a special resolution (in substantially the form set out below) to approve the Consolidation. **PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE CONSOLIDATION, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.**

TEXT OF THE PROPOSED SPECIAL RESOLUTION *"Each 1,000 of the Class B Preferred Shares of the Company be and herewith are consolidated into 1 Class B Preferred Share."*

APPROVAL OF AMENDED BY-LAWS

The directors have amended the By-laws of the Company and seek the approval of the shareholders as required for by law in the first meeting of shareholders subsequent to the implementation. The new By-laws introduce an overlapping rotating system for the term of office of the directors as is more precisely described below in the section "Election of Directors".

Shareholders will be asked to vote by way of an ordinary resolution (in substantially the form set out below) to approve the amended By-law. **PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPROVAL OF THE AMENDED BY-LAWS, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.**

ELECTION OF DIRECTORS

The new By-laws of the Company provide for a board which is divided into three classes of directors, the sole distinction the length of the tenure is. Where the number of directors is not divisible by three, the Class 1 directors and Class 2 directors shall have the same number and the Class 3directors the balance. Consequently, the Company shall have one Class 1, one Class 2 and one Class 3 director. In principle, the tenure is for three years and the Class 1 directors are elected the first time in 2008, the Class 2 directors, for the full tenure, in 2009 and the Class 3 directors, for the full tenure in 2010. Therefore, in the forthcoming Meeting, the Class 1 directors shall be appointed for three years, the Class 2 directors for 1 year and the Class 3 director for two years.

The following are the names of the persons proposed as nominees for election as directors of the Company, and for whom it is intended that the votes will be cast for their election as directors pursuant to the proxy which is hereby solicited, unless the shareholder directs therein that his shares be withheld from voting in the election of directors:

1. Michael J. Smith, Class 1 director for three years;
2. Ravin Prakash, Class 2 director for one year; and
3. Eugene Chen, Class 3 director for two years.

While management does not contemplate that any of the nominees will be unable to serve as a director, if, prior to the Meeting, any vacancies occur in the slate of such nominees for any reason, the management representatives designated in the form of proxy solicited in respect of the Meeting shall have the discretionary authority to vote for the election of any other person or persons as directors. **PROXIES RECEIVED IN FAVOUR OF MANAGEMENT (OR ON WHICH NO DESIGNATION IS MADE) WILL BE VOTED IN FAVOUR OF THE ELECTION OF THE THREE NAMED DIRECTORS, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.**

Each of the above nominees is now a director of the Company. The nominees are qualified and eligible for re-election.

APPOINTMENT OF AUDITORS

Appointment and Remuneration of Auditors

The board of directors proposes to appoint RSM Hemmelrath GmbH, the auditors for the fiscal year 2007, as auditors of the Company for the 2008 financial year and proposes to ask that the shareholders re-appoint RSM Hemmelrath GmbH as auditors of the Company to be effective until the close of the next annual meeting of the shareholders.

Shareholders will be asked to vote by way of an ordinary resolution (in substantially the form set out below) to re-appoint RSM Hemmelrath GmbH as auditors of the Company until the end of the next annual meeting of the shareholders and to authorize the directors to fix the auditor's remuneration. **PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF RSM HEMMELRATH GMBH AS AUDITORS OF THE COMPANY UNTIL THE END OF THE NEXT ANNUAL MEETING OF THE SHAREHOLDERS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.**

APPROVAL OF AMENDED SHAREHOLDER RIGHTS PLAN AGREEMENT

The Company has entered into an agreement respecting a shareholder rights plan ("Original Plan") pursuant to which shareholders are granted the right to purchase shares upon the occurrence of certain triggering events. The board of directors has determined that it is advisable to amend and continue the

Original Plan by adopting an amended and restated shareholder rights plan ("Rights Plan"). The directors of the Company have been advised that, based upon the experiences of other corporations and taking into account the circumstances of the Company itself, the Rights Plan is in the best interests of the Company, in order to (a) facilitate the maximization of shareholder value if a substantial portion of the voting share or the assets of the Company are to be acquired by any person and, to the extent possible, ensure shareholders of the Company are treated fairly in connection with any takeover bid for the Company, (b) protect the Company and its shareholders from abusive or coercive acquisition tactics or acquisitions which may not be in the best interests of the Company and its shareholders; and (c) to provide a framework in which appropriate take-over bids for the Company can be put before its shareholders in a fair and proper manner so that its shareholders can make a fully informed decision with respect to such take-over bids. In order to implement the Rights Plan, the directors have (a) confirmed the distribution of one right (a "Right") in respect of each Common Share and (b) reconfirmed its authorization of the issuance of one Right in respect of each Common Share. Each Right entitles the holder thereof, after the occurrence of a certain event, to purchase securities of the Company.

Shareholders will be asked to vote by way of an ordinary resolution (in substantially the form set out below) to approve the amended shareholder rights plan agreement. **PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPROVAL OF THE AMENDED SHAREHOLDER RIGHTS PLAN AGREEMENT, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.**

TEXT OF THE PROPOSED ORDINARY RESOLUTION *"The amended shareholder rights plan be and herewith is approved."*

CORPORATE MOBILITY

The directors of the Company have been authorized previously by the shareholders to apply for the Company to be continued in another jurisdiction, with the right of the directors, in their sole discretion, to determine if and when such continuation in another jurisdiction is expedient and in the best interests of the Company. The directors wish the shareholders of the Company to reconfirm such authorization (**"Corporate Mobility Authorization"**).

The shareholders of the Company will be asked to vote by way of a special resolution (in substantially the form set out below) to reconfirm the Corporate Mobility Authorization. Each share of a company, i.e. each Class A Common Share and each Class B Preferred Share, carries the right to vote in respect of a continuance in another jurisdiction whether or not it otherwise carries a right to vote. **PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE CORPORATE MOBILITY AUTHORIZATION, UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF.**

TEXT OF THE PROPOSED SPECIAL RESOLUTION *"The corporate mobility resolution be and herewith is reconfirmed."*

Dated: June 15, 2008

Michael J. Smith
President and Director

END